As filed with the Securities and Exchange Commission on March __, 1997

                                                                  File No. 333-
                                                                  File No. 811-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                 [X]
                        Pre-Effective Amendment No.  ___                [ ]
                        Post-Effective Amendment No. ___                [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940         [X]

         THE PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT
                           (Exact Name of Registrant)

                   THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               (Name of Depositor)

                          2 Gateway Center , 18th Floor
                              Newark, NJ 07102-5096

                  Depositor's Telephone Number: (201) 367-1215

                              Peter T. Scott, Esq.
                            Assistant General Counsel
                   The Prudential Insurance Company Of America
                       C/O Prudential Retirement Services
                             30 Scranton Office Park
                              Moosic, PA 18507-1789

               (Name and Address of Agent for Service of Process)

                                    Copy to:

                            Stephen E. Roth, Esquire
                          Sutherland, Asbill & Brennan, L.L.P.
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2404

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the registrant hereby elects to register an indefinite amount of securities being offered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                              Cross Reference Sheet
                       Pursuant to Rules 481(a) and 495(a)

Showing location in Part A (prospectus) and Part B (statement of additional information) of registration statement of information required by Form N-4

PART A

Item of Form N-4                         Prospectus Caption

1.  Cover Page ..........................Cover Page

2.  Definitions .........................Definitions

3.  Synopsis ............................Fee Table; Brief Description of the
                                         Contract

4.  Condensed Financial
      Information .......................Performance Information

5.  General

    (a)  Depositor ......................Prudential Insurance Company of America
    (b)  Registrant......................Prudential Discovery Select Group
                                         Variable Contract Account
    (c)  Portfolio Company ..............The Funds
    (d)  Fund Prospectus ................The Funds
    (e)  Voting Rights ..................Voting Rights
    (f)  Administrators .................Prudential Insurance Company of America

6.  Deductions and Expenses

    (a)  General ........................Charges, Fees and Deductions; Brief
                                         Description of the Contract
    (b)  Sales Load .....................Charges, Fees and Deductions; Brief
                                         Description of the Contract
    (c)  Special Purchase Plan ..........N/A
    (d)  Commissions ....................Sale of the Contract and Sales
                                         Commission
    (e)  Expenses - Registrant ..........Charges, Fees and Deductions; Brief
                                         Description of the Contract
    (f)  Fund Expenses ..................Charges, Fees and Deductions
    (g)  Organizational Expenses ........N/A

7.  Contracts

    (a)  Persons with Rights ............Brief Description of the Contract;
                                         Substitution of Fund Shares; The
                                         Contracts; Voting Rights; Death
                                         Benefit; Modified Procedures
    (b)  (i) Allocation of
             Purchase Payments ..........Brief Description of the Contract;
                                         Allocation of Purchase Payments
         (ii) Transfers .................Brief Description of the Contract;
                                         Transfers
         (iii) Exchanges ................Transfers

    (c)  Changes ........................Substitution of Funds; The Contracts;
                                         Modified Procedures;
    (d)  Inquiries ......................Cover page

8.  Annuity Period ......................Brief Description of the Contract;
                                         Effecting an Annuity

9.  Death Benefit .......................Death Benefit

10. Purchases and Contract Value

    (a)  Purchases ......................Brief Description of the Contract;
                                         Allocation of Purchase Payments;
                                         The Accumulation Period; Transfers
    (b)  Valuation ......................Definitions; The Accumulation Period
    (c)  Daily Calculation ..............Definitions; The Accumulation Period
    (d)  Underwriter ....................Sale of the Contract and Sales
                                         Commission

11. Redemptions

    (a)  - By Owners ....................Brief Description of the Contract;
                                         Transfers; Withdrawals; Effecting An
                                         Annuity; Federal Tax Status
         - By Annuitant .................Transfers; Withdrawals; Effecting An
                                         Annuity; Federal Tax Status
    (b)  Texas ORP ......................Texas Optional Retirement Plan
    (c)  Check Delay ....................N/A
    (d)  Lapse ..........................N/A
    (e)  Free Look ......................The Accumulation Period

12. Taxes ...............................Brief Description of the Contract;
                                         Federal Tax Status

13. Legal Proceedings ...................Litigation

14. Table of Contents for the Statement
      of Additional  Information ........Statement of Additional Information

PART B

Item of Form N-4                         Part B Caption

15. Cover Page ..........................Cover Page

16. Table of Contents ...................Table of Contents

17. General Information and
      History ...........................N/A

18. Services

    (a)  Fees and Expenses of
          Registrant ....................Charges, Fees and Deductions
                                         (prospectus)
    (b)  Management Contracts ...........N/A
    (c)  Custodian ......................N/A
         Independent Public
         Accountant .....................Expert
    (d)  Assets of Registrant ...........Prudential Discovery Select Group
                                         Variable Contract Account (prospectus)
    (e)  Affiliated Persons .............Prudential Insurance Company of America
                                         (prospectus)
    (f)  Principal Underwriter ..........Sale of the Contract and Sales
                                         Commission (prospectus)

19. Purchase of Securities
      Being Offered .....................Sale of the Contract and Sales
                                         Commission (prospectus)
     Offering Sales Load ................N/A

20. Underwriters ........................Sale of the Contract and Sales
                                         Commission (prospectus)

21. Calculation of Performance
    Data ................................Performance Information; Performance
                                         Information (prospectus)

22. Annuity Payments ....................Effecting An Annuity (prospectus)

23. Financial Statements ................Financial Statements

PART C -- OTHER INFORMATION

Item of Form N-4                         Part C Caption

24. Financial Statements
    and Exhibits ........................Financial Statements and Exhibits

    (a)  Financial Statements ...........(a) Financial Statements
    (b)  Exhibits .......................(b) Exhibits

25. Directors and Officers
    of the Depositor ....................Directors and Officers of Prudential
                                         Insurance Company of America

26. Persons Controlled By or
    Under Common Control with the
    Depositor or Registrant .............Persons Controlled By or Under Common
                                         Control with the Depositor or
                                         Registrant

27. Number of Contractowners ............Number of Contractholders

28. Indemnification .....................Indemnification

29. Principal Underwriters ..............Principal Underwriter

30. Location of Accounts
    and Records .........................Location of Books and Records

31. Management Services .................Management Services

32. Undertakings ........................Undertakings and Representations

    Signature Page ......................Signatures

                                    PART A

                                  PROSPECTUS

                                                                      PROSPECTUS

THE PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT

Group Variable Annuity Contracts

DISCOVERY SELECT

This prospectus describes the DISCOVERY SELECT(SM) Group Variable Annuity Contract*, a group variable annuity contract offered by The Prudential Insurance Company of America ("Prudential"), a mutual life insurance company, in connection with retirement arrangements that qualify for federal tax benefits under sections 401, 403(b), 408 or 457 of the Internal Revenue Code of 1986 and with non-qualified annuity arrangements.

Following the deduction for any applicable taxes, contributions made on behalf of Participants may be allocated as the Participant directs in one or more of the following ways.

o They may be allocated to one or more of twenty-two Subaccounts, each of which invests in one of the following portfolios of The Prudential Series Fund, Inc. (the "Prudential Series Fund") or other listed portfolios (collectively, the "Funds"):

                        THE PRUDENTIAL SERIES FUND, INC.

Money Market Portfolio           Equity Income Portfolio             Flexible Managed Portfolio
Diversified Bond Portfolio       Equity Portfolio                    Conservative Balanced Portfolio
High Yield Bond Portfolio        Prudential Jennison Portfolio       Government Income Portfolio
Stock Index Portfolio            Global Portfolio


-----------------------------------------------------------------------------------------------------

       AIM VARIABLE INSURANCE FUNDS, INC.                    T. ROWE PRICE EQUITY SERIES, INC.
AIM V.I. Growth and Income Fund  AIM V.I. Value Fund             Equity Income Portfolio
              JANUS ASPEN SERIES                               T. ROWE PRICE INTERNATIONAL
 Growth Portfolio   International Growth Portfolio             International Stock Series
            OCC ACCUMULATION TRUST                                   Portfolio Inc.
     Managed Portfolio   Small Cap Portfolio                   MFS VARIABLE INSURANCE TRUST
             WARBURG PINCUS TRUST                         Emerging Growth Series   Research Series
        Post-Venture Capital Portfolio


o They may be allocated to the Guaranteed Interest Account which guarantees a stipulated rate of interest if held for a specified period of time. This prospectus does not describe that account and will mention the Guaranteed Interest Account only where necessary to explain how Prudential Discovery Select Group Variable Contract Account works.
                                                          Continued on next page

                                   ----------

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT IS ACCOMPANIED BY A CURRENT PROSPECTUS FOR EACH OF THE FUNDS. EACH OF THESE PROSPECTUSES SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                        THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                        C/O Prudential Retirement Services
                        30 Scranton Office Park
                        Moosic, PA 18507-1789
                        Telephone 1-800-458-6333

Continued from front cover

This prospectus provides information a prospective investor should know before investing. Additional Information about the Contract has been filed with the Securities and Exchange Commission in a Statement of Additional Information, dated _____________ 1997, which information is incorporated herein by reference, and is available without charge upon written or oral request directed to the address or telephone number shown below.

The accompanying prospectuses for the Funds and the related statements of additional information describe the investment objectives and risks of investing in the portfolios. Additional portfolios and subaccounts may be offered in the future.

The Contents of the Statement of Additional information with respect to the contract appear on page__ of this prospectus.

                               PROSPECTUS CONTENTS

                                                                            Page
                                                                            ----

DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS.......................

BRIEF DESCRIPTION OF THE CONTRACT..........................................

FEE TABLE..................................................................

GENERAL INFORMATION ABOUT PRUDENTIAL, PRUDENTIAL DISCOVERY VARIABLE
SELECT GROUP CONTRACT ACCOUNT AND THE INVESTMENT OPTIONS AVAILABLE
UNDER THE CONTRACT.........................................................
      Prudential Insurance Company of America..............................
      Prudential Discovery Select Group Variable Contract Account..........
      The Funds............................................................
      Guaranteed Interest Account..........................................

THE CONTRACTS..............................................................
      The Accumulation Period .............................................
      Allocation of Purchase Payments......................................
      Asset Allocation Program.............................................
      Transfers............................................................
      Dollar Cost Averaging................................................
      Auto-Rebalancing.....................................................
      Withdrawals..........................................................
      Systematic Withdrawal Plan...........................................
      Texas Optional Retirement Plan.......................................
      Death Benefit........................................................
      Discontinuance of Contribution.......................................
      Loan Provision.......................................................
      Modified Procedures..................................................

CHARGES, FEES AND DEDUCTIONS...............................................
      Administrative Charge and Annual Account Charge......................
      Charge for Assuming Mortality and Expense Risks......................
      Expenses Incurred by the Funds.......................................
      Withdrawal Charge....................................................
      Limitations on Withdrawal Charge.....................................
      Premium Taxes........................................................

FEDERAL TAX STATUS.........................................................
      Taxes on Prudential..................................................
      Qualified Retirement Arrangements Using the Contracts................
      Non-Qualified Arrangements Using the Contracts.......................
      Withholding..........................................................

EFFECTING AN ANNUITY.......................................................
      Life Annuity with Payments Certain...................................
      Annuity Certain......................................................
      Joint and Survivor Annuity with Payment Certain......................
      Purchasing the Annuity...............................................

OTHER INFORMATION..........................................................
      Misstatement of Age or Sex...........................................
      Sale of the Contract and Sales Commission............................

      Voting Rights........................................................
      Substitution of Fund Shares..........................................
      Performance Information..............................................
      Reports to Participants..............................................
      State Regulation.....................................................
      Litigation...........................................................

Statement of Additional Information........................................
      Additional Information...............................................
      Financial Statements.................................................

                        DEFINITIONS OF SPECIAL TERMS USED
                               IN THIS PROSPECTUS

Account - See the Prudential Discovery Select Group Variable Contract Account (the "Discovery Account") below.

Accumulation Period - The period, prior to the effecting of an annuity, during which the amount credited to a Participant Account may vary with the investment performance of any Subaccount of the Discovery Account, or the interest rate credited under the Guaranteed Interest Account, as selected.

Annuitant - The person or persons, designated by the Participants upon whose life or lives monthly annuity payments are based after an annuity is effected.

Beneficiary - A person designated by a Participant to receive benefits from funds held under the Contract.

Business Day - A day on which both the New York Stock Exchange and Prudential are open for business.

Code - The Internal Revenue Code of 1986, as amended.

Contractholder - The employer, association or trust to which Prudential has issued a Contract. "You" or "Your" means the Contractholder.

Contracts - The Group Variable Annuity Contracts described in this Prospectus and offered for use in connection with retirement arrangements that qualify for federal tax benefits under Sections 401, 403(b), 408 or 457 of the Internal Revenue Code and with non-qualified annuity arrangements.

Contract Value - The dollar amount held under a Contract.

Employer - Plan Sponsor.

Funds - The Portfolios of the Prudential Series Fund, Inc., AIM Variable Insurance Funds, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price international Series, Inc., Janus Aspen Series, MFS Variable Insurance Trust, Warburg Pincus Trust, and OCC Accumulation Trust available under the Contract.

General Account - The assets of Prudential other than those allocated to the Discovery Account or any other separate account of Prudential.

Guaranteed Interest Account - An allocation option under the Contract funded by Prudential's General Account. It is not part of nor dependent upon the investment performance of the Discovery Account. This prospectus does not describe the Guaranteed Interest Account.

Participant - A person who makes contributions, or for whom contributions have been made, and to whom they remain credited under the Contract.

Participant Account - An account established for each Participant to record the amount credited to the Participant under the Contract.

Participant Account Value - The dollar amount held in a Participant Account.

Prudential - The Prudential Insurance Company of America. "We," "us," or "our" means Prudential.

Prudential Discovery Select Group Variable Contract Account - A separate account of Prudential registered under the Investment Company Act of 1940 as a unit investment trust, invested through its Subaccounts in shares of the corresponding Fund Portfolios.

Subaccount - A division of the Discovery Account, the assets of which are invested in shares of the corresponding portfolio of the Funds.

Unit and Unit Value - A Participant is credited with Units in each Subaccount in which he invests. The value of these Units changes each Business Day to reflect the investment results of, and deductions of charges from, the Subaccounts, and the expenses of the Funds in which the assets of the Subaccounts are invested. The number of Units credited to a Participant in any Subaccount of the Discovery Account is determined by dividing the amount of the contribution or transfer made on his behalf to that Subaccount by the applicable Unit Value for the Business Day on which the contribution or transfer is received at the address shown on the cover of this Prospectus. The number of Units credited to a Participant under any Subaccount will be reduced by the number of Units canceled as a result of any transfer or withdrawal by a Participant from that Subaccount.

Valuation Period - The period of time from one determination of the value of the amount invested in a Subaccount to the next. Such determinations are made when the net asset values of the Funds are calculated, which is generally at 4:15 p.m. New York City time on each day during which the New York Stock Exchange and Prudential are open.

Variable Investment Options - The Subaccounts.

                        BRIEF DESCRIPTION OF THE CONTRACT

The Prudential Insurance Company of America ("Prudential") offers the Discovery Select Group Variable Annuity Contracts for use in connection with retirement arrangements that qualify for federal tax benefits under Sections 401, 403(b), 408 or 457 of the Internal Revenue Code of 1986 (the "Code") and with nonqualified annuity arrangements. The Contracts are group annuity contracts and generally are issued to employers (Contractholders) who make contributions under them on behalf of their employees. A person for whom contributions have been made and to whom they remain credited under a Contract is a "Participant."

The value of a Participant's investment depends upon the performance of the investment option[s]. Currently, there are twenty-two variable investment options, each of which is called a Subaccount. The assets of each Subaccount are invested in a corresponding Fund listed beginning on page __. A Participant may direct contributions made on his or her behalf to one or a combination of variable investment options as well as the Guaranteed Interest Account. A separate Participant Account is set up for each Participant. Amounts held under a Participant Account may be withdrawn, in whole or in part, prior to the annuity date. The Contract also provides for a death benefit.

Contributions to the Contract made on behalf of a Participant through payroll deduction arrangements or similar agreements with the Contractholder must be made at a rate of at least $200 during any 12-month period. Any other contribution to the Contract must be at least $500, except for contributions to an Individual Retirement Annuity for a non-working spouse under Section 408 of the Code (or working spouse who elects to be treated as a non-working spouse), which must be at least $250. All contributions may be divided among the Discovery Account and Guaranteed Interest Account that comprise the Contract. See "The Accumulation Period," pages __ .

Prudential assesses charges under the Contract for the costs of selling and distributing the Contract, for administering the Contract, and for assuming mortality and expense risks under the Contract. A mortality and expense risk charge equal to an annual rate of 0.15% is deducted from the assets held in the variable investment options. This charge may decrease for certain qualified plans. An administrative charge is also deducted from the assets held in the variable investment options which charge is scheduled to decrease as the number of Participants or the Contract Value under a Contract reaches certain specified levels. Further details about the schedule of administrative charges is found under Fee Table, page __ and Administrative Fee and Annual Account Charge, page
__.

If we provide services under an administrative services agreement, an additional administrative charge of $30, the annual account charge, is assessed on or about the last day each calendar year and at the time of a full withdrawal. The annual account charge will be prorated for new Participants on a monthly basis for their first year of participation. A withdrawal charge may be imposed upon withdrawals made in the first seven years after the initial contribution made on behalf of a Participant. The maximum withdrawal charge is 7% of the contributions made on behalf of the Participant. A charge against each of the Fund's assets is also made by the investment adviser for providing investment advisory and management services. Further detail about charges may be found under Charges, Fees and Deductions, page __.


Unless restricted by the retirement arrangement under which he is covered, or by the withdrawal restrictions imposed by federal tax law on tax-deferred annuity contracts subject to Section 403(b) of the Code and on interests in deferred compensation plans under Section 457 of the Code, a Participant may withdraw, at any time, all or part of his Participant Account. See "Withdrawals," pages____. Withdrawals may be subject to tax under the Internal Revenue Code, including, under certain circumstances, a 10% penalty tax on premature withdrawals. See "Federal Tax Status," pages _____. In addition, all or a part of a Participant's Account may be transferred among the Subaccounts and Guaranteed Interest Account without the imposition of the withdrawal charge or tax liability.

This Brief Description of the Contract is intended to provide a broad overview of the more significant features of the Contract. More detailed information will be found in subsequent sections of this prospectus and in the Contract document.

                                    FEE TABLE

Participant Transaction Expenses
Sales Charge Imposed on Contributions..................................  None

Maximum Withdrawal Charge (as a percentage of contributions withdrawn):

                                           The Withdrawal Charge Will Be Equal
                                            To The Following Percentage Of The
    Years of Contract Participation               Contribution Withdrawn
    -------------------------------        -----------------------------------
First Year                                                  7%
Second Year                                                 6%
Third Year                                                  5%
Fourth Year                                                 4%
Fifth Year                                                  3%
Sixth Year                                                  2%
Seventh Year                                                1%
Eighth and Subsequent Years                             No Charge

Maximum Annual Account Charge..........................................  $30

Discovery Account Annual Expenses
(as a Percentage of average Participant Account Value)

All Subaccounts

              Size of Contract              Mortality & Expense  Administrative  Total Separate Account
Number of Participants and Contract Value        Risk Fee             Fee           Annual Expenses
-----------------------------------------   -------------------  --------------  ----------------------
Below 250   and  Below $1 million                  0.15%              1.10%               1.25%
250 to 5000  or  $1 million to $50 million         0.15%              0.80%               0.95%
Over 5000    or  In excess of $50 million          0.15%              0.60%               0.75%

Annual Expenses Of The Funds
(as a percentage of portfolio average net assets)

                                                              Total Fund Annual
                                   Investment                  Expenses (After
                                   Management     Other            Expense
                                      Fee        Expenses      Reimbursements)
                                     -----       --------     ----------------
THE PRUDENTIAL SERIES
FUND(1)

   Money Market Portfolio            0.40%          __%              __%
   Diversified Bond Portfolio        0.40%          __%              __%
   High Yield Bond Portfolio         0.55%          __%              __%
   Stock Index Portfolio             0.35%          __%              __%
   Equity Income Portfolio           0.40%          __%              __%
   Equity Portfolio                  0.45%          __%              __%
   Prudential Jennison Portfolio     0.60%          __%              __%
   Global Portfolio                  0.75%          __%              __%
   Flexible Managed Portfolio        0.60%          __%              __%
   Conservative Balanced
   Portfolio                         0.55%          __%              __%

   Government Income                 0.40%          __%              __%
   Portfolio

                                                               Total Fund Annual
                                      Investment                Expenses (After
                                      Management    Other           Expense
                                         Fee       Expenses     Reimbursements)
                                        -----      --------    ----------------

AIM VARIABLE INSURANCE
FUNDS, INC.(2)
   AIM V.I. Growth and Income            0.65%        ___%           ___%
   Fund..........................
   AIM V.I. Value Fund...........        0.65%        ___%           ___%

JANUS ASPEN SERIES(3)
   Growth Portfolio..............        0.65%        ___%           ___%
   International Growth Portfolio        0.00%        ___%           ___%

MFS VARIABLE INSURANCE
TRUST(4)
   Emerging Growth Series .......        0.75%        ___%           ___%
   Research Series...............        0.75%        ___%           ___%

OCC ACCUMULATION
TRUST(5)
   Managed Portfolio.............        0.80%        ___%           ___%
   Small  Cap Portfolio..........        0.80%        ___%           ___%

T. ROWE PRICE(6)
   T. Rowe Price Equity Series,
   Inc., Equity Income Portfolio         0.85%        ___%           ___%

T. Rowe Price International
Series, Inc., International Stock
Portfolio .......................        1.05%        ___%           ___%

WARBURG PINCUS TRUST(7)
   Post-Venture Capital Portfolio        0.64%        ___%           ___%

The purpose of the foregoing tables is to assist Participants in understanding the expenses that they bear, directly or indirectly relating to the Prudential Discovery Select Group Variable Contract Account and the Funds. The expenses relating to the Funds (other than those in the Prudential Series Fund) have been provided to Prudential by the Funds and have not been independently verified by Prudential. See the sections on charges in this Prospectus and the accompanying prospectuses for the Funds. The above tables do not include any taxes attributable to contributions nor any premium taxes. Currently, there is no deduction for such taxes at the time contributions are made, but in some states, a deduction is made when an annuity is effected.

(1) The Prudential Series Fund. With respect to The Prudential Series Fund portfolios, except for the Global Portfolio, Prudential reimburses a portfolio when its ordinary operating expenses, excluding taxes, interest, and brokerage commissions exceed 0.75% of the portfolio's average daily net assets. The amounts listed for the portfolios under "Other Expenses" are based on amounts incurred in the last fiscal year.

(2) AIM Variable Insurance Funds, Inc. AIM may from time to time voluntarily waive or reduce their respective fees. Fee waivers or reductions, other than those contained in the agreement with the adviser, may be modified or terminated at any time. Management fees and other expenses have been restated to reflect current agreements which do not include waivers or reductions for the AIM V.I. Growth and Income Fund.

(3) Janus Aspen Series. Janus Capital has agreed to reduce each Portfolio's advisory fee to the extent such fee exceeds the effective rate of the Janus retail fund corresponding to such Portfolio. Janus Capital may terminate this fee reduction or any of the expense limitations set forth herein at any time upon 90 days' notice to the Trustees of the Janus Aspen Series. The fees and expenses for the International Growth Portfolio have been restated to reflect the 1.25% expense limitation in effect from June 3, 1996 through April 30, 1997. Without fee waivers or reductions, the Management Fee, Other Expenses and Total Fund Annual Expenses would have been ___%, ___% and ___% for the Growth Portfolio and ___%, ___% and ___% for the International Growth Portfolio.

(4) MFS Variable Insurance Trust. With respect to the MFS Trust Emerging Growth Series and Research Series the adviser has agreed to bear, subject to reimbursement, expenses for each of the MFS Funds such that each aggregate Funds' operating expenses shall not exceed, on an annualized basis, 1.00% of the average daily net assets of the MFS Funds from November 2, 1994 through December 31, 1996, 1.25% of the average daily net assets of the Series from January 1, 1997 through December 31, 1988, and 1.50% of the average daily net assets of the Series from January 1, 1999 through December 31, 2004; provided however, that this obligation may be terminated or revised at any time. Absent this expense arrangement, "Other Expenses" and "Total Fund Annual Expenses" for the fiscal year ended December 31, 1996 would be ___% and ___% respectively for the Emerging Growth Series and ___% and ___% respectively for the Research Series.

(5) OCC Accumulation Trust. Effective May 1, 1996, the expenses of the Managed and Small Cap Portfolios of the OCC Accumulation Trust are contractually limited by OpCap Advisors so that their respective annualized operating expenses do not exceed 1.25% of their respective average daily net assets. Furthermore, through April 30, 1997, the annualized operating expenses of the Managed and Small Cap Portfolios will be voluntarily limited by OpCap Advisors so that annualized operating expense limitations, and taking into account the revised contractual provisions effective May 1, 1996 concerning management fees and expenses limitations, the Management Fees, Other Expenses and Total Portfolio Annual Expenses incurred for the fiscal year ended December 31,1996 would have been ____%, ___%, and ____%, respectively, for the Managed Portfolio and would have been ___%, ___% and ___%, respectively, for the Small Cap Portfolio.

(6) T. Rowe Price Equity Series, Inc. and T. Rowe Price International Series, Inc. With respect to the T. Rowe Price Funds, the Investment Management Fees include the ordinary expenses of operating the Funds.

(7) Warburg Pincus Trust. With respect to the Warburg Trust Post-Venture Capital Portfolio, absent the anticipated waiver of fees by the Fund's investment adviser and co-administrator, the Investment Management Fee would equal ____%; Other Expenses would equal ____%, and Total Fund Annual Expenses would equal ____%.

Examples of Fees and Expenses

The following examples illustrate the cumulative dollar amount of all the above expenses that would be incurred on each $1,000 of Participant investment.

o      The examples assume a consistent 5% annual return on invested assets.

o The examples do not take into consideration any taxes attributable to contributions nor any premium taxes which may be payable at the time of annuitization or at the time contributions are made.

o The examples assume that the maximum administrative fee equivalent to an effective annual rate of 1.10% is deducted daily from the assets in each of the Subaccounts.

o The examples assume that the annual account charge is deducted from the assets of each Subaccount based on a Participant Account Value of ______.

For a term less than 3 years, the expenses shown in Table I describe applicable charges for withdrawal of an entire Participant Account. The examples should not be considered to be a representation of past or future expenses; actual expenses incurred in any given year may be more or less than those shown in the examples.

TABLE I

If a Participant withdraws his entire Participant Account Value from the specified Subaccount just prior to the end of the applicable time period, the Participant would pay the following cumulative expenses on each $1,000 invested.
                                                                ------
                                  1 Year      3 Years
                                  ------      -------
THE PRUDENTIAL SERIES
FUND
   Money Market Subaccount...       __           __
   Diversified Bond Subaccount      __           __
   High Yield Bond Subaccount       __           __
   Stock Index Subaccount....       __           __
   Equity Income Subaccount..       __           __
   Equity Subaccount.........       __           __
   Prudential Jennison              __           __
   Subaccount................
   Global Subaccount.........
   Flexible Managed Subaccount      __           __
   Conservative Balanced
   Subaccount................       __           __
   Government Income
   Subaccount................       __           __
AIM VARIABLE INSURANCE
FUNDS, INC.
   AIM V.I. Growth and Income
   Subaccount................       __           __
   AIM V.I. Value Subaccount.       __           __
JANUS ASPEN SERIES
   Growth Subaccount.........       __           __
   International Growth
   Subaccount................       __           __
MFS VARIABLE INSURANCE
TRUST
   Emerging Growth Subaccount       __           __
   Research Subaccount.......       __           __
OCC ACCUMULATION TRUST
   Managed Subaccount........       __           __
     Small  Cap Subaccount...       __           __

T. ROWE PRICE
   T Rowe Price Equity Series
   Inc., Equity Income
   Portfolio .................      __           __
   T. Rowe Price International
   Series, Inc., International
   Stock Subaccount...........      __           __
WARBURG PINCUS TRUST
   Post-Venture Capital Portfolio   __           __

                                    TABLE II

If a Participant does not withdraw any portion of his Participant Account Value from the specified Subaccount or use his Participant Account Value to affect an annuity as of the end of the applicable time period, the Participant would pay the following cumulative expenses on each $1,000 invested.
                                          ------

                                  1 Year      3 Years
                                  ------      -------
THE PRUDENTIAL SERIES
FUND
   Money Market Subaccount...       __           __
   Diversified Bond Subaccount      __           __
   High Yield Bond Subaccount       __           __
   Stock Index Subaccount....       __           __
   Equity Income Subaccount..       __           __
   Equity Subaccount.........       __           __
   Prudential Jennison
   Subaccount................       __            __
   Global Subaccount.........       __           __
   Flexible Managed
   Subaccount................       __           __
   Conservative Balanced
   Subaccount................       __           __
   Government Income
   Subaccount................       __           __
AIM VARIABLE INSURANCE
FUNDS, INC.
   AIM V.I. Growth and Income
   Subaccount..........             __           __
   AIM V.I. Value Subaccount.       __           __
JANUS ASPEN SERIES
   Growth Subaccount.........       __           __
   International Growth
   Subaccount................       __           __
MFS VARIABLE INSURANCE
TRUST
   Emerging Growth
   Subaccount................       __           __

   Research Subaccount.......       __           __
OCC ACCUMULATION TRUST
   Managed Subaccount........       __           __
   Small  Cap Subaccount.....       __           __
T. ROWE PRICE
   T. Rowe Price Equity Series,
   Inc., Equity Income
   Subaccount................       __           __
   T. Rowe Price International
   Series, Inc., International
   Stock Subaccount..........       __           __
WARBURG PINCUS TRUST
   Post-Venture Capital
   Subaccount................       __           __

Loans taken by a Participant from a Participant Account may be subject to charges for establishing and maintaining the loan. The examples do not take into account any deduction for such charges.

                      GENERAL INFORMATION ABOUT PRUDENTIAL,
       THE PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT AND
               THE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

The Prudential Insurance Company of America

Prudential is a mutual life insurance company incorporated in 1873 under the laws of the State of New Jersey. Its corporate office is located at Prudential Plaza, Newark, New Jersey. It has been investing for pension funds since 1928.

Prudential is responsible for the administrative and recordkeeping functions of the Prudential Discovery Select Group Variable Contract Account and pays the expenses associated with them. These functions include enrolling Participants, receiving and allocating contributions, maintaining Participant Accounts, preparing and distributing confirmations, statements, and reports. The administrative and recordkeeping expenses borne by Prudential include salaries, rent, postage, telephone, travel, legal, actuarial and accounting fees, office equipment, stationery and maintenance of computer and other systems.

Prudential is reimbursed for these administrative and recordkeeping expenses by the annual account charge and the daily charge against the assets of each Subaccount for administrative expenses.

THE PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT

The Prudential Discovery Select Group Variable Contract Discovery Account (the "Discovery Account") was established on February 11, 1997, under New Jersey law as a separate investment account. The Discovery Account meets the definition of a "separate account" under federal securities laws. Prudential is the legal owner of the assets in the Discovery Account and is obligated to provide all benefits under the Contracts. Prudential will at all times maintain assets in the Discovery Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Discovery Account. These assets are segregated from all of Prudential's other assets and are not chargeable with liabilities arising out of any other business Prudential conducts. In addition to these assets, the Discovery Account's assets may include funds contributed by Prudential to commence operation of the Discovery Account and may include accumulations of the charges Prudential makes against the Discovery Account. From time to time these additional assets will be transferred to Prudential's General Account. Before making any such transfer, Prudential will consider any possible adverse impact the transfer might have on the Discovery Account.

The Discovery Account is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the management or investment policies or practices of the Discovery Account. For state law purposes, the Discovery Account is treated as a part or division of Prudential. There are currently twenty-two Subaccounts within the Discovery Account which invest in corresponding portfolios of the Funds available under the Contracts. Additional Subaccounts may be established in the future.

The Funds

The following is a list of each Fund, its investment objectives and its investment adviser:

THE PRUDENTIAL SERIES FUND, INC.

Money Market Portfolio. The maximum current income that is consistent with stability of capital and maintenance of liquidity through investment in high-quality short-term debt obligations. There are no assurances that this portfolio will maintain a stable net asset value.

Diversified Bond Portfolio. A high level of income over the longer term while providing reasonable safety of capital through investment primarily in readily marketable intermediate and long-term fixed income securities that provide attractive yields but do not involve substantial risk of loss of capital through default.

High Yield Bond Portfolio. Achievement of a high total return through investment in high yield/high risk fixed income securities in the medium to lower quality ranges.

Stock Index Portfolio. Achievement of investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate by following a policy of attempting to duplicate the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.

Equity Income Portfolio. Both current income and capital appreciation through investment primarily in common stocks and convertible securities that provide favorable prospects for investment income returns above those of the Standard & Poor's 500 Composite Stock Price Index or the New York Stock Exchange Composite Index.

Equity Portfolio. Capital appreciation through investment primarily in common stocks of companies, including major established corporations as well as smaller capitalization companies, that appear to offer attractive prospects of price appreciation that is superior to broadly-based stock indices. Current income, if any, is incidental.

Prudential Jennison Portfolio. Long-term growth of capital through investment primarily in equity securities of established companies with above-average growth prospects. Current income, if any, is incidental.

Global Portfolio. Long-term growth of capital through investment primarily in common stock and common stock equivalents of foreign and domestic issues. Current income, if any, is incidental.

Flexible Managed Portfolio (formerly Aggressively Managed Flexible Portfolio). Achievement of a high total return consistent with a portfolio having an aggressively managed mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment advisor to be appropriate for an investor desiring diversification of investment who is willing to accept a relatively high risk of loss in an effort to achieve greater appreciation.

Conservative Balanced Portfolio (formerly Conservatively Managed Flexible Portfolio). Achievement of a favorable total investment return consistent with a portfolio having a conservatively managed mix of money market instruments, fixed income securities, and common stocks of established companies, in proportions believed by the investment advisor to be appropriate for an investor desiring diversification of investment who prefers a relatively lower risk of loss than that associated with the Flexible Managed Portfolio while recognizing that this reduces the chances of greater appreciation.

Government Income Portfolio (formerly Government Securities Portfolio). A high level of income over the longer term consistent with the preservation of capital through investment primarily in U.S. Government securities, including intermediate and long-term U.S. Treasury securities and debt obligations issued by agencies of or instrumentalities established, sponsored or guaranteed by the U.S. Government. At least 65% of the total assets of the portfolio will be invested in U.S. Government securities. Prudential is the investment advisor for the assets of each of the portfolios of the Prudential Series Fund. Prudential has a Service Agreement with its wholly-owned subsidiary, The Prudential Investment Corporation ("PIC"), which provides that, subject to Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Prudential Series Fund. In addition, Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary Jennison Associates Capital Corp. ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Prudential Jennison Portfolio.

AIM VARIABLE INSURANCE FUNDS, INC.

AIM V.I. Growth and Income Fund. The Fund's investment objective is to seek growth of capital, with current income as a secondary objective.

AIM V.I. Value Fund. The Fund's investment objective is to achieve long-term growth of capital by investing primarily in equity securities judged by AIM Advisors, Inc. to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective and would be satisfied principally from the income (interest and dividends) generated by the common stocks, convertible bonds and convertible preferred stocks that make up the Fund's portfolio.

AIM Advisors, Inc., serves as the investment adviser to the AIM V.I. Value Fund and the AIM V.I. Growth and Income Fund.

JANUS ASPEN SERIES

Growth Portfolio. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks, with an emphasis on companies with larger market capitalizations.

International Growth Portfolio. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign issuers.

Janus Capital Corporation is the investment adviser to the Growth Portfolio and is responsible for the day-to-day management of the portfolios and other business affairs of the portfolios.

MFS VARIABLE INSURANCE TRUST

Emerging Growth Series. This Series seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital.

Research Series. The Research Series' investment objective is to provide long-term growth of capital and future income. Massachusetts Financial Services Company, a Delaware corporation, is the investment adviser to each MFS Series.

OCC ACCUMULATION TRUST (formerly known as Quest for Value Accumulation Trust)

Managed Portfolio. Growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on management's assessments of relative investment.

Small Cap Portfolio. Capital appreciation through investment in a diversified portfolio of equity securities of companies with market capitalizations of under $1 billion.

OpCap Advisors (formerly known as Quest for Value Advisors, the "OCC Manager") is responsible for management of the OCC Accumulation Trust's business. Pursuant to the investment advisory agreement with the OCC Accumulation Trust, and subject to the authority of the Board of Trustees, the OCC Manager supervises the investment operation of the Managed Portfolio and the Small Cap Portfolio, furnishes advice and recommendations with respect to investments, investment policies and the purchase and sale of securities and provides certain administrative services for the OCC Accumulation Trust.

T. ROWE PRICE

T. Rowe Price Equity Series, Inc., Equity Income Portfolio. The fund's objective is to provide substantial dividend income as well as long-term capital appreciation through investment in common stocks of established companies.

T. Rowe Price International Series, Inc., International Stock Portfolio. The fund's objective is long-term growth of capital through investment primarily in common stocks of established, non-U.S. companies.

T. Rowe Price Associates, Inc. is the Investment Manager for the Equity Income Portfolio and Rowe Price- Fleming International, Inc. is the Investment Manager for the International Stock Portfolio.

WARBURG PINCUS TRUST

Post-Venture Capital Portfolio. Seeks long-term growth of capital by investing primarily in equity securities of issuers in their post-venture capital stage of development and pursues an aggressive investment strategy.

The Warburg Pincus Trust employs Warburg, Pincus Counselors, Inc. as investment adviser and Abbott Capital Management, L.P. as its sub-investment adviser with respect to a portion of the Post-Venture Capital Portfolio allocated to private limited partnerships or other investment funds.

Further information about the Fund portfolios can be found in the accompanying prospectuses for each Fund.

The investment advisors with respect to the various funds charge a daily investment management fee as compensation for their services, as set forth in the table beginning on page __ and as more fully described in the prospectus for each Fund.

It is conceivable that in the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual fund. Although neither Prudential, nor the Funds currently foresees any such disadvantage, the Funds' Boards of Directors intend to monitor events in order to identify any material conflict between variable life insurance and variable annuity Contractholders and to determine what action, if any, should be taken in response thereto. This might force a Fund to sell securities at disadvantageous prices. Material conflicts could result from such things as: (1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Funds; or (4) differences between voting instructions given by variable life insurance and variable annuity Contractholders.

Prudential will be compensated by an affiliate of each of the Funds (other than those in the Prudential Series Fund) based upon an annual percentage of the average assets held in the Fund by Prudential under the Contracts. These percentages vary by Fund, and reflect administrative and other services provided by Prudential.

A full description of the Funds, their investment objectives, management, policies, and restrictions, their expenses, the risks attendant to investment therein, and all other aspects of their operation is contained in the accompanying prospectuses for each Fund and in the related statements of additional information, which should be read in conjunction with this Prospectus. There is no assurance that the investment objectives will be met.

                           GUARANTEED INTEREST ACCOUNT

The Guaranteed Interest Account is a credited interest option available to fund certain group annuity contracts issued by Prudential. Amounts allocated to the Guaranteed Interest Account become part of the General Account of Prudential, which consists of all assets owned by Prudential other than those in the Account and other separate accounts of Prudential. Subject to applicable law, Prudential has sole discretion over the investment of the assets of the General Account. Because of exemptive and exclusionary provisions, interests in the General Account (which include interests in the Guaranteed Interest Account) are not registered under the Securities Act of 1933 and the General Account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts, and Prudential has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in the Prospectus relating to the General Account. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

                                  THE CONTRACTS

Prudential generally issues the Contracts to employers whose employees may become Participants. Under an IRA, a Participant's spouse may also become a Participant. A Contract may be issued to an association that represents employers of employees who become Participants, to an association or union members that become Participants and to a trustee of a trust with participating employers whose employees become Participants. Even though an employer, an association or a trustee is the Contractholder, the Contract normally provides that Participants shall have the rights and interests under them that are described in this prospectus. However, when a Contract is used to fund a deferred compensation plan established under Section 457 of the Internal Revenue Code, for example, all rights under the Contract are owned by the employer to whom, or on whose behalf, the Contract is issued. All amounts becoming payable under the Contract are payable to the employer and are its exclusive property. For a plan established under Section 457 of the Code, the employee has no rights or interests under the Contract, including any right or interest in any Subaccount of the Discovery Account, except as provided in the employer's plan. This may also be true with respect to certain non-qualified annuity arrangements.

Also, a particular plan, even if it is not a deferred compensation plan, may limit a Participant's exercise of certain rights under a Contract. Participants should check the provisions of their employer's plan or any agreements with the employer to see if there are any such limitations and, if so, what they are.

                               THE ACCUMULATION PERIOD

Contributions; Crediting Units; Enrollment Forms; Deduction for Administrative Expenses.

Contributions to the Contract ordinarily will be made periodically pursuant to a payroll deduction or similar agreement between the Participant and his employer. Any contributions to an IRA must be in an amount of no less than $500, except for contributions to an IRA for a non-working spouse (or working spouse who elects to be treated as a non-working spouse).

A Participant designates what portion of the contributions made on his behalf should be invested in the Subaccounts or the Guaranteed Interest Account. The Participant may change this designation usually by notifying Prudential at the address shown on the cover page of this prospectus. Under certain Contracts, an entity other than Prudential keeps certain records, and Participants under those Contracts must contact the record-keeper. See "Modified Procedures," page __.

The full amount (100%) of each contribution designated for investment in any Subaccount is credited to a Participant Account maintained for the Participant. The number of Units credited to a Participant in a Subaccount is determined by dividing the amount of the contribution made on his behalf to that Subaccount by the Subaccount's Unit Value for the business day on which the contribution is received at the address shown on the cover page of this Prospectus.

The initial contribution made for a Participant will be invested in a Subaccount no later than two business days after it is received by Prudential, if it is preceded or accompanied by satisfactory enrollment information. If the Contractholder submits an initial contribution on behalf of one or more new Participants that is not preceded or accompanied by satisfactory enrollment information, then Prudential will allocate such contribution to the Money Market Subaccount upon receipt, and also will send a notice to the Contractholder that request allocation information for each such Participant. If the necessary enrollment information is not received in response to its initial notice to the Contractholder, Prudential will deliver up to three additional notices to the Contractholder at monthly intervals that request such allocation information. After 105 days have passed from the time that Units of the Money Market Subaccount were purchased on behalf of Participants who failed to provide the necessary enrollment information, Prudential will redeem the relevant Units and pay the proceeds (including earnings thereon) to the Contractholder. Any proceeds paid to the Contractholder under this procedure may be considered a prohibited and taxable reversion to the Contractholder under current provisions of the Internal Revenue Code of 1986, as amended. Similarly, returning proceeds may cause the Contractholder to violate a requirement under the Employee Retirement Income Security Act of 1974, as amended, to hold all plan assets in trust. Both problems may be avoided if the Contractholder arranges to have the proceeds paid into a qualified trust or annuity contract.

The number of Units of a particular Subaccount credited to a Participant will not be affected by any subsequent change in the value of those Units, but the dollar value of a Unit will vary from business day to business day depending upon the investment experience of the Subaccount. The number of Units credited to a Participant in a Subaccount will be reduced as the result of any annual account charge.

The value of a Participant Account in a Subaccount on any particular day is determined by multiplying the total number of Units credited to the Participant by the Subaccount's Unit Value on that day.

The Unit Value for each Subaccount was set at $1.00 on the date of commencement of operations of that Subaccount. The Unit Value for any subsequent business day is determined as of the end of that day by multiplying the Unit Change Factor for that day by the Unit Value for the preceding business day.

The Unit Change Factor for a Subaccount for any business day is determined by dividing the current day net asset value for Fund shares by the net asset value for shares on the previous business day. This factor is then reduced by a daily equivalent of the mortality and expense risk fee and the administrative fee. The value of the assets of a Subaccount is determined by multiplying the number of Fund shares held by that Subaccount by the net asset value of each share and adding the value of dividends declared by the Fund but not yet paid.

Allocation of Purchase Payments

A Participant determines how the initial contribution will be allocated among the Subaccounts by specifying the desired allocation on the application or enrollment form. A Participant may choose to allocate nothing to a particular Subaccount. Unless a Participant tells us otherwise, subsequent contributions will be allocated in the same proportions as the most recent contribution made by that Participant. A Participant may change the way in which subsequent contributions are allocated by providing Prudential with proper written instruction or by telephoning the Prudential Retirement Services, P.O. Box 5410, Scranton,

Pennsylvania 18505-5410 at the toll-free number provided by Prudential, once a Participant provided the appropriate identification to effect a telephone transfer. See Transfers, below.

Asset Allocation Program

An Asset Allocation Program may be available to assist Participants in determining how to allocate purchase payments. If a Participant chooses to participate in the program, the Participant's registered representative will provide him or her with an investor profile questionnaire. Based on the Participant's answers to the questionnaire, a software program, designed by The Prudential with the assistance of Ibbotson Associates, will identify an asset allocation model that is appropriate for investors that have investment objectives, risk tolerance and time horizons comparable to the Participant. The Asset Allocation Program will be available at no charge to the Participant. A Participant is under no obligation to participate in the program or to invest according to the program recommendations. A Participant may ignore, in whole or in part, the investment allocations provided by the program.

The Asset Allocation Program is intended as an aid in making purchase payment allocations. It is not a guarantee of investment return and there can be no assurance that any portfolio will attain its investment objectives. A Participant should consider reviewing his or her investor profile questionnaire annually, and each time his or her investor profile changes.

Transfers

A Participant may transfer out of an investment option into any combination of other investment options available under the Contract. The transfer request may be in dollars, such as a request to transfer $1,000 from one Subaccount or from the Guaranteed Interest Account, or, in the case of Subaccounts, may be in terms of a percentage reallocation among Subaccounts. In the latter case, the percentages must be whole numbers. A Participant may make transfers by proper written notice to the Prudential Retirement Services, or by telephone, once the Participant has provided appropriate identification to effect a telephone transfer.

If a Contractholder has telephone privileges, each Participant will automatically be enrolled to use the Telephone Transfer System. A Participant may decline those privileges on a form supplied by the Contractholder or Prudential. Prudential has adopted procedures designed to ensure that requests by telephone are genuine. We will not be held liable for following telephone instructions we reasonably believe to be genuine. We cannot guarantee that a Participant will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

Unless restricted by the retirement arrangement under which a Participant is covered, upon the receipt by Prudential of a duly completed written transfer request form or properly authorized telephone transfer request, all or a portion of the Participant Account in any of the Subaccounts will be transferred to another Subaccount or from the Guaranteed Interest Account to the Subaccounts. Transfers from the Guaranteed Interest Account may be restricted. There is no minimum transfer amount. As of the day the transfer request is received, the Participant's Subaccount(s) from which the transfer is made will be reduced by the number of Units obtained by dividing the amount to be transferred by the Unit Value for that day. If the transfer is made to another Subaccount as of the same day, the number of Units credited to the Participant in that Subaccount will be increased by means of a similar calculation. Prudential reserves the right to limit the frequency of these transfers. All transfers are subject to the terms and conditions set forth in this Prospectus and in the Contract(s) covering a Participant.

Different procedures may apply for Contracts under which an entity other than Prudential provides record keeping services. Although there is presently no charge for transfers, Prudential reserves the right to impose such charges in the future. In no event will Dollar Cost Averaging and Auto-Rebalancing transfers be subject to such charge.

A Contract may include a provision that, upon discontinuance of contributions for all Participants of an employer covered under a Contract, the Contractholder may request Prudential to make transfer payments from any of the Subaccounts to a designated alternate funding agency. If the Contract is used in connection with certain tax-deferred annuities subject to Section 403(b) of the Code, or with IRAs, Prudential will promptly notify each affected Participant and each beneficiary of a deceased Participant that such a request has been received. Within thirty days of receipt of such notice, each recipient may elect in writing on a form approved by Prudential to have any of his or her Subaccounts transferred to the alternate funding agency. If he or she does not so elect, his or her investment options will continue in force under the Contract. If he or she does so elect, his or her account will be canceled as of a "transfer date" which is the business day specified in the Contractholder's request or 90 days after Prudential receives the request, whichever is later. The product of units in the Participant's Subaccounts immediately prior to cancellation and the appropriate unit value on the transfer date, less the applicable withdrawal and annual account charges, will be transferred to the designated funding agency in cash.

Subject to any conditions or limitations regarding transfers contained in the tax-deferred annuity arrangement under which a Participant is covered, a Participant can continue to make transfers of all or part of his interest in his Participant Account among the available investment options offered, and can transfer directly all or part of his interest in his Participant Account to a
Section 403(b) tax-deferred annuity contract of another insurance company or to a mutual fund custodial account under Section 403(b)(7).

Contributions may be discontinued for all Participants under a Contract or for all Participants of an employer covered under the Contract used in connection with a deferred compensation plan subject to Section 457 of the Code due to certain circumstances, such as a change in any law or regulation, which would have an adverse effect on Prudential in fulfilling the terms of the Contract. If contributions are so discontinued, Prudential may initiate transfer payments from any Subaccount to an alternate funding agency. The transfer would be made as described in the paragraph above.

Under certain types of retirement arrangements, the Retirement Equity Act of 1984 requires that in the case of a married Participant, certain requests for transfer payments other than those described above must include the consent of the Participant and spouse and must be notarized or witnessed by an authorized plan representative.

Transfers among Subaccounts will take effect as of the end of the Valuation Period in which a proper transfer request is received at the Prudential Retirement Services.

Dollar Cost Averaging

Additionally, an administrative feature called Dollar Cost Averaging ("DCA") may be available to Contractholders. This feature allows Participants to transfer amounts out of the Guaranteed Interest Account or one of the variable investment options and into one or more other variable investment options. Transfers may be specific dollar amounts or percentages of the amount in the DCA account at the time of the transfer. A Participant may ask that transfers be made monthly, quarterly, semi-annually or annually. A Participant can add to the DCA account at any time.

Each automatic transfer will take effect in monthly, quarterly, semi-annual or annual intervals as designated by the Participant. If the New York Stock Exchange is not open on a transfer date, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers continue until the amount specified has been transferred, or until the Participant notifies us and we process a change in allocation or cancellation of the feature.

Auto-Rebalancing

This Contract offers another investment technique that Participants may find attractive. The Auto-Rebalancing feature allows Participants to automatically rebalance subaccount assets at specified intervals based on percentage allocations that they choose. For example, suppose a Participant's initial investment allocation of variable investment options is split 40% and 60%, respectively. Then, due to investment results, that split changes. A Participant may instruct that those assets be rebalanced to his or her original or different allocation percentages. Auto-Rebalancing can be performed on a one-time basis or periodically, as a Participant chooses. A Participant may select that rebalancing occur in monthly, quarterly, semi-annual or annual intervals. Rebalancing will take effect as of the end of the valuation period in the intervals and will continue at those intervals until he or she notifies us otherwise. If the New York Stock Exchange is not open on the rebalancing date, the transfer will take effect as of the end of the valuation period which immediately follows that date. The Guaranteed Interest Account cannot participate in this administrative feature.

Withdrawals

Under certain circumstances as described in the tax-deferred annuity arrangement under which he is covered, a Participant may withdraw at any time all or part of his Participant Account Value that is attributable to employer contributions or after-tax Participant contributions, if any.

The Internal Revenue Code imposes restrictions on withdrawals from tax-deferred annuities subject to Section 403(b) of the Code. Pursuant to Section 403(b)(11) of the Code, amounts attributable to a Participant's salary reduction contributions (including the earnings thereon) that are made under a tax deferred annuity after December 31, 1988 can only be withdrawn (redeemed) when the Participant attains age 59 1/2, separates from service with his employer, dies, or becomes disabled (within the meaning of Section 72(m)(7) of the Code). However, the Code permits the withdrawal at any time of amounts attributable to tax-deferred annuity salary reduction contributions (excluding the earnings thereon) that are made after December 31, 1988, in the case of a hardship. If the arrangement under which a Participant is covered contains a financial hardship provision, withdrawals can be made in the event of the hardship.

Furthermore, subject to any restrictions upon withdrawals contained in the tax-deferred annuity arrangement under which a Participant is covered, a Participant can withdraw at any time all or part of his Participant Account Value under a predecessor Prudential tax-sheltered annuity contract, as of December 31, 1988. Amounts earned after December 31, 1988 on the December 31, 1988 balance in a Participant Account attributable to salary reduction contributions are, however, subject to the Section 403(b)(11) withdrawal restrictions discussed above.

With respect to retirement arrangements other than tax-deferred annuities subject to Section 403(b) of the Code, a Participant's right to withdraw at any time all or part of his Participant Account Value may be restricted by the retirement arrangement under which he is covered. For example, Code Section 457 plans typically permit withdrawals only upon attainment of age 70 1/2, separation of service, or for unforeseeable emergencies.

You may specify from which investment options you would like the withdrawal processed. The withdrawal amount may be specified as a dollar amount or as a percentage of the Participant Account Value in the applicable Subaccount(s). If you do not specify from where you would like the withdrawal processed, a partial withdrawal will be withdrawn proportionally from all investment options.

Only amounts withdrawn from contributions (including full withdrawals) are subject to a withdrawal charge. For purposes of determining withdrawal charges, withdrawals are considered as having been made first from contributions. See Withdrawal Charge, page __. The withdrawal will be effected as of the end of the Valuation Period in which a proper withdrawal request is received at the Prudential Retirement Services.

Prudential will generally pay the amount of any withdrawal, less any required tax withholding, within 7 days after we receive a properly completed withdrawal request. We will adjust a Participant Account to reflect any applicable withdrawal and/or annual account charge. We may delay payment of any withdrawal allocable to the Subaccount(s) for a longer period if the disposal or valuation of the Discovery Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC or the SEC declares that an emergency exists.

Systematic Withdrawal Plan

If permitted by the Internal Revenue Code and the retirement arrangement under which a Participant is covered, Prudential offers systematic withdrawals as an administrative privilege. Under a systematic withdrawal arrangement a Participant may arrange for systematic withdrawals from the Subaccounts and the Guaranteed Interest Account in which he invests. A Participant may arrange for systematic withdrawals only if at the time he elects to have such an arrangement, the balance in his Participant Account is at least

$5000. A Participant who has not reached age 59 1/2, however, may not elect a systematic withdrawal arrangement unless he has first separated from service with his employer. In addition, the $5,000 minimum balance does not apply to systematic withdrawals made for the purpose of satisfying minimum distribution rules.

Federal income tax provisions applicable to the retirement arrangement under which a Participant is covered may significantly affect the availability of systematic withdrawals, how they may be made, and the consequences of making them. Withdrawals by Participants are generally taxable and Participants who have not reached age 59 1/2 may incur substantial tax penalties. Withdrawals made after a Participant has attained age 70 1/2 (or in the case of Participants in Section 403(b) annuity plans and certain governmental or church plans who retire after age 70 1/2, after the Participant has retired) and by beneficiaries must satisfy certain minimum distribution rules. See "Federal Tax Status," pages
__ - __.

Systematic withdrawals may be arranged only pursuant to an election on a form approved by Prudential. Under certain types of retirement arrangements, an election to arrange for systematic withdrawals by a married Participant must be consented to in writing by the Participant's spouse, with signatures notarized or witnessed by an authorized plan representative. The election must specify that the systematic withdrawals shall be made on a monthly, quarterly, semi-annual, or annual basis.

All systematic withdrawals shall be effected as of the day of the month specified by the Contractholder, or, if such day is not a business day, then on the next succeeding business day. Systematic withdrawals shall continue until the Participant has withdrawn all of the balance in his Participant Account or has instructed Prudential in writing to terminate his systematic withdrawal arrangement. The Participant may elect to make systematic withdrawals in equal dollar amounts (in which case each withdrawal must be at least $250), unless it is made to satisfy minimum distribution rules, or over a specified period of time (at least three years). Where the Participant elects to make systematic withdrawals over a specified period of time, the amount of each withdrawal -- which will vary, reflecting investment experience during the withdrawal period -- will be equal to the sum of the balances then in the Participant Account divided by the number of systematic withdrawals remaining to be made during the withdrawal period.

Systematic withdrawals shall be taken first out of the Participant's investment, if any, in the Guaranteed Interest Account until that amount is exhausted. Thereafter, systematic withdrawals will be taken pro rata from the Subaccounts.

A Participant may change the frequency, amount or duration of his systematic withdrawals by submitting a form to Prudential that Prudential will provide to him upon request. A Participant may make such a change only once during each calendar year.

A Participant may at any time instruct Prudential to terminate the Participant's systematic withdrawal arrangement, and no systematic withdrawals will be made for him after Prudential has received his instruction. A Participant who chooses to stop making systematic withdrawals may not again make them until the next calendar year and may be subject to federal tax consequences as a result thereof.

An arrangement to make systematic withdrawals will not affect any of the Participant's other rights under the Contracts, including the right to make withdrawals, and purchase a fixed dollar annuity.

Currently, Prudential does not impose a withdrawal charge upon systematic withdrawals, however, Prudential may to apply a withdrawal charge on systematic withdrawals where payments are made for less than three years. Prudential currently permits a Participant who is receiving systematic withdrawals and over the age of 59 1/2 to make one additional, non-systematic, withdrawal during each calendar year in an amount that does not exceed 10% of the sum of his balances in the Account and the Guaranteed Interest Account without the application of the withdrawal charge.

Texas Optional Retirement Program

Special rules apply with respect to Contracts covering persons participating in the Texas Optional Retirement Program ("Texas Program").

Under the terms of the Texas Program, Texas will contribute an amount somewhat larger than a Participant's contribution. Texas' contributions will be credited to the Participant Account. Until the Participant begins his second year of participation in the Texas Program, Prudential will have the right to withdraw the value of the Units purchased for this account with Texas' contributions. If the Participant does not commence his second year of Texas Program participation, the value of those Units representing Texas' contribution will be withdrawn and returned to the State.

Withdrawal benefits of Contracts issued under the Texas Program are available only in the event of a Participant's death, retirement or termination of employment. Participants will not, therefore, be entitled to exercise the right of withdrawal in order to receive in cash the Participant Account Value credited to them under the Contract unless one of the foregoing conditions has been satisfied. The value of a Participant's interest under the Contract may, however, be transferred to another Prudential contract or contracts of other carriers approved under the Texas Program during the period of the Participant's Texas Program participation.

Death Benefit

Upon receipt by Prudential of due proof of a Participant's death and a claim and payment election submitted on a form approved by Prudential, a death benefit made up of the balance in the Participant Account (after deduction of any annual account charges) will be payable to his designated beneficiary. The appropriate address to which a death benefit claim should be sent is set out on the cover page of this prospectus. For certain Contracts, a death benefit claim should be sent to a designated record keeper rather than Prudential.

The death benefit will be paid in one sum as if it were a single withdrawal, as systematic withdrawals, as an annuity, or a combination of the three, as the Participant may have directed subject to the minimum distribution rules of Code
Section 401(a)(9) as described below under "Federal Tax Status." If the Participant has not so directed, the beneficiary may, within any time limit prescribed by or for the retirement arrangement that covered the Participant, elect:

a.   to receive a one sum cash payment;

b. to have a fixed dollar annuity purchased under the Contract on a specified date, using the same annuity purchase rate basis that would have applied if the Participant Account were being used to purchase an annuity for the Participant.

c. to receive regular payments in accordance with the systematic withdrawal plan; or

d.   a combination of all or any two of (a), (b), and (c).

Unless restricted by the retirement arrangement under which the Participant is covered, or unless the Participant has elected otherwise, if within one year after the Participant's death the beneficiary elects to receive a one-sum cash payment of the entire Participant Account, including the balance in all Subaccounts in which the Participant has a balance, the total amount made available to the beneficiary will be the greatest of: (1) the Participant's Account Value as of the date Prudential receives a death benefit payment request in good order; (2) the sum of all contributions made to the Participant Account less withdrawals, transfers and charges; and (3) the greatest of the Participant's Account Value calculated on every third anniversary of the first contribution made on behalf of the Participant (accompanied by complete documentation) under the contract.

Under certain types of retirement arrangements, the Retirement Equity Act of 1984 requires that in the case of a married Participant, a death benefit will be payable to the Participant's spouse in the form of a "qualified pre-retirement survivor annuity." A "qualified pre-retirement survivor annuity" is an annuity for the lifetime of the Participant's spouse in an amount which can be purchased with no less than 50% of the balance in the Participant Account as of the Participant's date of death. Under the Retirement Equity Act, the spouse of a Participant in a retirement arrangement which is subject to these rules may consent to waive the pre-retirement survivor annuity benefit. Such consent must acknowledge the effect of waiving the coverage, contain the signatures of the Participant and spouse and must be notarized or witnessed by an authorized plan representative. Unless the spouse of a Participant in a Plan which is subject to these requirements properly consents to the waiver of the benefit, 50% of the balance in the Participant Account will be paid to such spouse even if the designated beneficiary is someone other than the spouse. Under these circumstances, the remaining 50% would be paid to the Participant's designated beneficiary.

Unless the retirement arrangement that covered the Participant provides otherwise, a beneficiary who elects to have a fixed-dollar annuity purchased for himself may choose from among the available forms of annuity. See "Effecting an Annuity," page __. The beneficiary may elect to purchase an annuity immediately or at a future date. If an election includes systematic withdrawals, the beneficiary will have the right to terminate such withdrawals and receive the remaining balance in the Participant Account in cash (or effect an annuity with it), or to change the frequency, size or duration of such withdrawals, subject to the minimum distribution rules. See "Federal Tax Status" section of this prospectus. If the beneficiary fails to make any election within any time limit prescribed by or for the retirement arrangement that covered the Participant, within seven days after the expiration of that time limit, a one sum cash payment will be made to the beneficiary, after deduction of the annual account charge. A specific contract may provide that an annuity is payable to the beneficiary if the beneficiary fails to make an election.

Until a death benefit is paid that results in reducing to zero the balance in the Participant Account, the Participant Account Value in the Subaccounts and the Guaranteed Interest Account that make up the Participant Account will be maintained for the beneficiary in the same manner as they had been for the Participant, except (i) the beneficiary may make no contributions (ii) no loans may be taken and (iii) no withdrawal charge will be imposed upon withdrawals.

Discontinuance of Contribution

Contributions on behalf of all Participants under a Contract or for all Participants of an employer covered under a Contract may be discontinued upon notice by the Contractholder to Prudential. Contributions under the Contract will also be discontinued for all Participants covered by a retirement arrangement that is terminated.

On 90 days' advance notice to the Contractholder, Prudential may elect not to accept any new Participant, or not to accept further contributions for existing Participants.

The discontinuance of contributions on a Participant's behalf does not otherwise affect his or her rights under the Contracts. He may make withdrawals from his Participant Account -- for transfer, for the purchase of an annuity or for any other purpose -- just as if contributions were still being made for him or her. However, if contributions under a Program are not made for a Participant for a specified period of time (24 months in certain states, 36 months in others) and the total value of his Participant Accounts is at or below a specified amount ($1,000 in certain states, $2,000 in others), Prudential may, if permitted by the Code, elect to cancel those Participant Accounts unless prohibited by the retirement arrangement, and pay the Participant their value (less the annual account charge) as of the date of cancellation.

Loan Provision

The loans described in this section are generally available to Participants in 401(a) plans and 403(b) programs. The interest rate and other terms and conditions of the loan may vary from Contract to Contract.

For plans that are subject to ERISA, it is the responsibility of the Contract trustee or fiduciary to ensure that the interest rate or other terms and conditions of the loan comply with all Contract qualification requirements including the ERISA regulations.

The loans described in this section, which involve the variable investment options, work as follows. The minimum loan amount is as specified in the Contract, or if not specified, as determined by Prudential. The maximum loan amount is the lesser of (a) $50,000, reduced by the highest outstanding balance of loans during the one year period immediately preceding the date of the loan or (b) 50% of the value of the Participant's vested interest under a Contract. In the loan application, the Contractholder (or in certain cases, the Participant) designates the Subaccount(s) from which the loan amount is deducted. To repay the loan, the Participant makes periodic payments of interest plus a portion of the principal. Those payments are invested in the Subaccounts chosen by the Participant. The Participant may specify the Subaccounts from which he may borrow and into which repayments may be invested. If the Participant does not specify the Subaccounts from which the loan amount is deducted, the loan amount will be deducted from the Participant Account Value in the Subaccounts.

The maximum loan amount referred to above is imposed by federal tax law. That limit, however, applies to all loans from any qualified plan of the employer. Since Prudential cannot monitor a Participant's loan activity relating to other plans offered to Participants, it is the Participant's responsibility to do so. Provided that a Participant adheres to these limitations, the loan will not be treated as a taxable distribution. If, however, the Participant defaults on the loan by, for example, failing to make required payments, the defaulted loan amount (as described in loan disclosure information provided to a borrowing Participant) will be treated as a taxable distribution and Prudential will send the appropriate tax information to the Participant and the Internal Revenue Service.

Prudential charges a loan application fee of up to $75, which is deducted from the Participant Account at the time the loan is initiated. Prudential will not accept a personal check as payment of the loan application fee. Prudential also charges up to $25 per year as a loan maintenance fee for recordkeeping and other administrative services provided in connection with the loan. This charge is guaranteed not to increase during the term of any loan and is not greater that the average expected cost of the services required to maintain the loan. This annualized loan maintenance charge will be prorated based on the number of full months that the loan is outstanding and is generally deducted quarterly. The loan maintenance charge will first be made against the Participant Account Value under the Guaranteed Interest Account (if available). If the Participant is not invested in the Guaranteed Interest Account, or if the Participant does not have enough money in such an option to pay the charge, the charge will then be made against any one or more of the Subaccounts in which the Participant is invested.

Modified Procedures

Under certain Contracts, the Contractholder or a third party acting on their behalf provides record keeping services that would otherwise be performed by Prudential. Such Contracts may require procedures somewhat different than those set forth in this Prospectus. For example, such Contracts may require that contribution allocation requests, withdrawal requests, and/or transfer requests be directed to the Contract's record keeper rather than Prudential. The record-keeper is the Contractholder's agent, not Prudential's agent. Accordingly, transactions will be processed and priced as of the end of the valuation period in which Prudential receives appropriate instructions and/or funds from the record-keeper. Any such different procedures will be set forth in the Contract.

                            CHARGES, FEES AND DEDUCTIONS

Administrative Fee and Annual Account Charge

There is an administrative charge to reimburse Prudential for the expenses incurred in administering the Contracts. This includes such things as issuing the Contract, establishing and maintaining records, and providing reports to Contractholders and Participants. This charge is deducted daily from the assets in each of the Subaccounts at the effective annual rates set forth in the following schedule.

             Size of Contract                        Administrative
     Number of Participants and Contract Value            Fee
     -----------------------------------------       --------------

     Below 250    and   Below $1 million                 1.10%
     250 to 5000   or   $1 million to $50 million        0.80%
     Over 5000     or   In excess of $50 million         0.60%

If we provide services under an administrative services agreement, an annual account charge for recordkeeping and other administrative services is deducted pro rata from each Participant Account. This annual account charge is payable to Prudential and is made on the last business day of each calendar year as long as the Participant still has money invested in the Subaccounts and the Guaranteed Interest Account. The annual account charge will be pro rated for new Participants for the first year of their participation, based on the number of full months remaining in the calendar year after the first contribution is received. If a Participant Account is canceled before the end of the year, the charge will be made on the date that Participant Account is canceled (and the charge will not be pro rated if this occurs during the year in which the first contribution is made to the Participant Account). The annual account charge will not be made, however, upon the cancellation of a Participant Account to purchase an annuity under a Contract if the annuity becomes effective on January 1, of any year. After a cancellation, the Participant may again participate in the Contract only as a new Participant and will be subject to a new annual account charge. Also, the annual account charge will not be made if the Participant's employer has chosen to pay the charge.

The aggregate annual account charge for each Participant will not be greater than $30. The charge will first be made against the Participant Account Value under the Guaranteed Interest Account (if available). If the Participant is not invested in the Guaranteed Interest Account, or if the Participant does not have enough money in such an option to pay the charge, the charge will then be made against any one or more of the Subaccounts in which the Participant is invested.

Charge for Assuming Mortality and Expense Risks

A deduction is made daily from the assets of each of the Subaccounts to reimburse Prudential for assuming the risk that our estimates of longevity and of the expenses we expect to incur over the lengthy periods that the Contract may be in effect will turn out to be incorrect. The charge is made daily at an annual rate of 0.15% (_________% daily) of the assets held in the Subaccounts.

Expenses Incurred by the Funds

The charges and expenses of the Funds are indirectly borne by the Participants. Details about investment management fees and other underlying fund expenses are provided in the fee table and in the accompanying prospectuses for the Funds and the related statements of additional information.

Withdrawal Charge

A withdrawal charge may be made upon full or partial withdrawals. The charge compensates Prudential for paying all of the expenses of selling and distributing the Contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn.

The amount of the withdrawal charge imposed upon any withdrawal depends upon the number of years of a Participant's participation in the Contract, the year in which the withdrawal is made, and the kind of retirement arrangement that covers the Participant. Participation in the Contract begins upon the date when the first contribution on behalf of the Participant, along with enrollment information in a form satisfactory to Prudential, is received by Prudential. Such participation ends on the date when the Participant Account under the Contract is canceled. In the event of such cancellation, Prudential reserves the right to consider the Participant to be participating in the Contract for a limited time (currently about one year) for the purposes of calculating any withdrawal charge on the withdrawal of any future contributions.

The table below describes the maximum amount of the withdrawal charge.

                                                        Withdrawal Charge,
         Years of Contract                              as a Percentage of
           Participation                              Contributions Withdrawn
          ---------------                             -----------------------
      First Year            .......................             7%
      Second Year           .......................             6%
      Third Year            .......................             5%
      Fourth Year           .......................             4%
      Fifth Year            .......................             3%
      Sixth Year            .......................             2%
      Seventh Year          .......................             1%
      Eighth & Subsequent   .......................            No Charge
      Years

The proceeds received by a Participant upon any partial or full withdrawal will be reduced by the amount of any withdrawal charge. Also, at our discretion, we may reduce or waive withdrawal charges for certain classes of contracts (e.g., contracts exchanged from existing contracts).

Limitations on Withdrawal Charge

We will not impose a withdrawal charge upon contributions withdrawn to purchase an annuity, to provide a death benefit, pursuant to a systematic withdrawal plan, to provide a minimum distribution payment, or in cases of financial hardship or disability retirement as determined pursuant to provisions of the employer's retirement arrangement. A withdrawal charge will not be imposed upon withdrawals attributable to roll-over contributions. Further, for all plans other than IRAs, no withdrawal charge is imposed upon contributions withdrawn due to resignation or retirement by the Participant or termination of the Participant by the Contractholder. In addition, no withdrawal charge is imposed upon contributions withdrawn for any reason after seven years of participation in a Program.

Contributions transferred among the Guaranteed Interest Account and the Subaccounts are considered to be withdrawals from the Guaranteed Interest Account or the Subaccount from which the transfer is made, but no withdrawal charge is imposed upon them. They will, however, be considered as contributions to the receiving Subaccount or Guaranteed Interest Account for purposes of calculating any charge imposed upon their subsequent withdrawal from that investment option.

Loans are considered to be withdrawals from the Subaccounts from which the loan amount was deducted but are not considered a withdrawal from the Contract. Therefore, no charge is imposed upon them. The principal portion of any loan repayment, however, will be treated as a contribution to the receiving Subaccount for purposes of calculating any charge imposed upon any subsequent withdrawal. If the Participant defaults on the loan by, for example, failing to make required payments, the outstanding balance of the loan will be treated as a withdrawal for purposes of the withdrawal charge. The withdrawal charge will be withdrawn from the same Subaccounts, and in the same proportions, as the loan amount was withdrawn. If sufficient funds do not remain in those Subaccounts, the withdrawal charge will be withdrawn from the Participant's other Subaccounts and the Guaranteed Interest Account as well.

Premium Taxes

Certain states and other jurisdictions impose premium taxes or similar assessments upon Prudential, either at the time Contributions are made or when the Participant's Account Value is surrendered or applied to purchase an annuity. Prudential reserves the right to deduct an amount from Contributions or the Participant's Account to cover such taxes or assessments, if any, when applicable. Various states levy a premium tax, currently ranging from 0.5% to 4.0%, on variable annuity contracts.

                               FEDERAL TAX STATUS

The following discussion is based on current law and interpretations which may change. The discussion is general in nature. It is not intended as tax advice, nor does it consider any applicable state or other tax laws. A qualified tax adviser should be consulted for complete information and advice. The following rules do not generally apply to annuity contracts held by or for non-natural persons (e.g., corporations). Where a Contract is held by a non-natural person, unless the Contractholder is a nominee or agent for a natural person (or in other limited circumstances), the contract will generally not be treated as an annuity for tax purposes.

Taxes on Prudential

The Prudential Series Fund, Inc. is not considered a separate taxpayer for purposes of the Internal Revenue Code. As distinguished from most other registered investment companies - which are separate taxpayers--the earnings of the Subaccounts invested in the Prudential Series Fund, Inc. Portfolios are taxed as part of the income of Prudential. No charge is being made currently to those Subaccounts for company federal income taxes. Prudential will review periodically the question of a charge to the Subaccounts invested in the Prudential Series Fund, Inc. Portfolios for company federal income taxes attributable to the Contracts. Such a charge may be made in future years for any federal income taxes attributable to the Contracts.

Qualified Retirement Arrangements Using the Contracts.

The Contracts may be used in connection with qualified pension and profit sharing plans, plans established by self-employed persons ("Keogh plans"), simplified employee pension plans ("SEPS"), individual retirement plan accounts ("IRA's") and retirement programs for certain persons known as Section 403(b) annuity plans.

The provisions of the Code that apply to the retirement arrangements that may be funded by the Contracts are complex and Participants are advised to consult a qualified tax adviser. In general, however, assuming that the requirements and limitations of the provisions of the Code applicable to the particular type of plan are adhered to by Participants and employers, contributions made under a retirement arrangement funded by a Contract are deductible (or not includible in income) up to certain amounts each year. Further, under the retirement programs with which the Contracts may be used, Federal income tax currently is not imposed upon the investment income and realized gains earned by the Accounts and Subaccounts in which the contributions have been invested until a distribution or withdrawal is received. When a distribution or withdrawal is received, either as a lump sum, an annuity, or as regular payments in accordance with a systematic withdrawal arrangement, all or a portion of the distribution or withdrawal is normally taxable as ordinary income. In some cases, the tax on lump sum distributions may be limited by a special income-averaging rule. The effect of Federal income taxation depends largely upon the type of retirement plan and a generalized description, beyond that given here, is not particularly useful. Careful review of the provisions of the Code applicable to the particular type of plan is necessary.

As noted above, withdrawals or distributions are taxable. Furthermore, premature distributions or withdrawals may be subject to a penalty tax. Participants contemplating a withdrawal should consult a qualified tax adviser. In addition, Federal tax laws impose restrictions on withdrawals from Section 403(b) annuities. Distributions are subject to certain minimum distribution requirements.

The Contracts may be used in connection with deferred compensation plans that meet the requirements of Section 457 of the Code. The tax rules for such plans involve, among other things, limitations on contributions and minimum distribution requirements. Tax-exempt organizations or governmental employers considering the use of the Contracts to fund or otherwise provide deferred compensation to their employees should consult with a qualified tax adviser concerning the applicability of Section 457 to their plans as well as the specific requirements. Reference is also made to the discussion below of Section 72(u) of the Code which may be applicable in certain circumstances.

Subject to the exceptions discussed below with respect to Section 403(b) annuity plans and certain governmental or church plans, distributions from IRA's, qualified retirement arrangements, and deferred compensation plans that meet the requirements of Section 457 of the Code, must begin by April 1 of the calendar year following the year in which the Participant attains age 70 1/2 or actual retirement, if later (the "Required Beginning Date"). Distributions from a Section 403(b) annuity plan attributable to benefits accruing after December 31, 1986 must begin by the Required Beginning Date. The Required Beginning Date for distributions from a governmental or church plan is the later of April 1 of the calendar year after the calendar year in which the Participant retires. In general, distributions that are made after the Required Beginning Date must be made in the form of an annuity for the life of the Participant or the lives of the Participant and his designated beneficiary, or over a period that is not longer than the life expectancy of the Participant or the life expectancies of the Participant and his designated beneficiary.

Distributions to beneficiaries are also subject to minimum distribution rules. If a Participant dies before his entire interest in his Participant Account has been distributed, his remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If the Participant dies before distributions have begun (or are treated as having begun) the entire interest in his Participant Account must be distributed by December 31 of the calendar year containing the fifth anniversary of the Participant's death. Alternatively, if there is a designated beneficiary, the designated beneficiary may elect to receive payments beginning no later than December 31 of the calendar year immediately following the year in which the Participant dies and continuing for the beneficiary's life or a period not exceeding the beneficiary's life expectancy (except that with respect to distributions from a deferred compensation plan subject to Section 457 of the Code, such period cannot exceed 15 years). Special rules apply to the spouse of a deceased Participant.

In addition to the above rules, with respect to a deferred compensation plan subject to Section 457 of the Code, any distribution that is payable over a period of more than one year can only be made in substantially non-increasing amounts no less frequently than annually.

An excise tax applies to Participants or beneficiaries who fail to make the minimum distribution in any calendar year.

Non-qualified Arrangements Using the Contracts.

The Contracts constitute variable annuity contracts. Accordingly, no tax should be payable by a Participant as a result of any increase in the value of his share of the investment income and realized gain earned by the Discovery Account or his Participant Account in which his accumulated premium payments are held. Generally, amounts are taxed when received, either as an annuity or as a withdrawal before the annuity starting date. For these purposes, loans against the Contracts or the pledging of the Contracts are treated as withdrawals.

Amounts withdrawn before the annuity starting date are treated for tax purposes first as being withdrawals of investment income, rather than withdrawals of premium payments, until all investment income earned by a Participant's Account or Subaccount has been withdrawn. Thus, a Participant will be taxed on the amount he withdraws before he starts receiving annuity payments to the extent that the cash value of his Contract, unreduced by the withdrawal charge, exceeds his premium payments.

In addition to the ordinary income tax, the Code further provides that premature withdrawals that are includible in income will be subject to a penalty tax. The amount of the penalty is 10 percent of the amount withdrawn that is includible in income will be subject to a penalty tax. The amount of the penalty is 10 percent of the amount withdrawn that is includible in income. Some withdrawals will be exempt from the penalty. These include withdrawals (1) made on or after the date on which the Participant reaches age 59 1/2, (2) made on or after the death of the Participant, (3) attributable to the Participant becoming disabled (as defined in Code Section 72(m)), (4) in the form of level annuity payments under a lifetime annuity, or (5) in the form of substantially equal periodic payments (made at least annually) for the life expectancy of the Participant or the joint life expectancies of the Participant and his designated beneficiary.

Different tax rules apply to the receipt of annuity payments or regular payments in accordance with a systematic withdrawal arrangement by a Participant after the annuity starting date. A portion of each payment he receives under a Contract will be treated as a partial return of his post-tax premium payments, if any, and will not be taxable. The remaining portion of the payment will be taxed as ordinary income. Exactly how each payment is divided into taxable and nontaxable portions depends upon (i) the period over which annuity payments are expected to be received, which in turn is governed by the form of annuity selected and, where a lifetime annuity is chosen, by the life expectancy of the annuitant, payee or, in the case of a joint and survivor life annuity, payees, or (ii) whether you elect to have regular payments made in accordance with a systematic withdrawal plan over a fixed period of time or in fixed dollar amounts. Once a Participant has recovered all his premium payments, the balance of the annuity payments will be fully taxable.

Certain minimum distribution requirements apply in the case where the Participant dies before the entire interest in his annuity has been distributed. Further, certain transfers of an annuity for less than full compensation, e.g., certain gifts, will trigger tax on the gain in the Contract.

Special rules under Section 72(u) of the Code apply to the Contracts if held by a person who is not a natural person and if not covered by one of several exceptions. Under these rules, if a Contract is held by a corporation, partnership, trust or similar nonnatural person, the income on the Contract each year is treated as ordinary income received or accrued that year by the owner of the Contract. Income on the Contract is the excess of the sum of the net surrender value of the Contract at the end of the taxable year plus any amounts distributed for all years over the aggregate amount of premiums paid under the Contract minus premiums paid and amounts received under the Contract that have been included in income. Exceptions to these rules include contracts held by a nonnatural person as an agent for a natural person, contracts acquired by an estate by reason of the death of the Participant, contracts held under a qualified pension or profit sharing plan, a Section 403(b) annuity plan or individual retirement plan (see discussion above) or contracts which provide for immediate annuities.

Withholding

Generally, under a nonqualified annuity arrangement, or individual retirement account or individual retirement annuity, unless a Participant elects to the contrary, any amounts that are received under his Contract that Prudential reasonably believes are includible in gross income tax for tax purposes will be subject to withholding to meet Federal income tax obligations. In the absence of an election by a Participant that Prudential should not do so, it will withhold from every withdrawal or annuity payment the appropriate percentage of the amount of the payment that Prudential reasonable believes is subject to withholding. In addition, certain distributions from qualified plans under
Section 401 or Section 403(b) of the Code, which are not directly rolled over or transferred to another eligible qualified plan, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement does not apply to: (a) distributions for the life or life expectancy of the Participant, or joint and last survivor expectancy of the Participant and a designated beneficiary; or (b) distributions for a specified period of ten years or more; or (c) distributions which are required as minimum distributions. Accordingly, a Participant would be well advised to check the Contractholder's retirement arrangement and consult with appropriate tax advisers regarding the current state of the law before making a withdrawal. Prudential will provide forms and instructions concerning withholding. However, amounts that are received under a Contract used in connection with a plan that is subject to Section 457 of the Code are treated as wages for Federal income tax purposes and are, thus, subject to general withholding requirements.

                              EFFECTING AN ANNUITY

Subject to the restrictions on withdrawals from tax-deferred annuities subject to Section 403(b) of the Code, and subject to the provisions of the retirement arrangement that covers him or her, a Participant may elect at any time to have all or a part of his or her interest in the Participant Account used to purchase a fixed dollar annuity under the Contracts. The Contracts do not provide for annuities that vary with the investment results of any Subaccount. Withdrawals from the Participant Account that are used to purchase a fixed dollar annuity under the Contracts become part of Prudential's General Account, which supports insurance and annuity obligations.

In electing to have an annuity purchased, the Participant may select from the forms of annuity described below, unless the retirement arrangement covering the Participant provides otherwise. The annuity is purchased on the first day of the month following receipt by Prudential of proper written notice on a form approved by Prudential that the Participant has elected to have an annuity purchased, or on the first day of any subsequent month that the Participant designates. The first monthly annuity payment generally will be made within one month of the date on which the annuity is purchased.

Under certain types of retirement arrangements, the Retirement Equity Act of 1984 requires that in the case of a married Participant, certain elections of payouts which are not qualified joint and survivor annuities must include the consent and signatures of the Participant and spouse and must be notarized or witnessed by an authorized plan representative. A "qualified joint and survivor annuity" is an annuity for the Participant's lifetime with at least 50% of the amount payable to the Participant continued after the Participant's death to his or her spouse, if then living.

Once annuity payments begin, the annuitant cannot surrender his or her annuity benefit and receive a one sum payment in lieu thereof.

The following forms of annuity are available to Participants.

Life Annuity with Payments Certain

This is an immediate annuity payable monthly during the lifetime of the annuitant with the guarantee that if, at the death of the annuitant, payments have been made for less than the period certain (which may be 60, 120, 180, or 240 months, as selected by the annuitant), they will be continued during the remainder of the selected period to his or her beneficiary.

Annuity Certain

This is an immediate annuity payable monthly for a period certain which may be 60, 120, 180, or 240 months, as selected by the annuitant. If the annuitant dies during the period certain, payments in the same amount the annuitant was receiving will be continued to his or her beneficiary, but no further payments are payable after the end of the period certain.

Joint and Survivor Annuity with Payment Certain

This is an immediate annuity payable monthly during the lifetime of the annuitant with payments continued after his or her death to the contingent annuitant, if surviving, for the latter's lifetime. Until the selected number of payments certain have been paid, payments made to the contingent annuitant after the annuitant's death are the same as those the annuitant was receiving. Thereafter, the payments continued to the contingent annuitant will be a percentage of the monthly amount paid to the annuitant such as 33%, 50%, 66%, or 100% as selected by the annuitant (the amounts of each payment made to the annuitant will be lower as the percentage he or she selects to be paid to the contingent annuitant is higher). If both the annuitant and the contingent annuitant die during the period certain (which may be 60, 120, 180, or 240 months, as selected by the annuitant), payments will be continued during the remainder of the period certain to the properly designated beneficiary.

Other forms of annuity may be available under the Contracts. The retirement arrangement under which the Participant is covered may restrict the forms of annuity that a Participant may elect.

If the dollar amount of the first monthly annuity payment is less than the minimum amount specified in the Contract, or if the beneficiary is other than a natural person receiving payments in his or her own right, Prudential may elect to pay the commuted value of the unpaid payments certain in one sum.

Purchasing the Annuity

No withdrawal charge is deducted from contributions withdrawn to purchase an annuity. If, as a result of a withdrawal to purchase an annuity, the Participant Account has been reduced to zero, the full annual account charge is deducted, unless the annuity becomes effective on January 1 of any year. The resulting amount, less any applicable taxes on annuity considerations, is applied to the appropriate annuity purchase rate determined in accordance with the schedule in the Contract at the time the annuity is purchased. However, Prudential may determine monthly payments from schedules of annuity purchase rates providing for larger payments than the rates shown in the Contract.

The schedule of annuity purchase rates in a Contract is guaranteed by Prudential for ten years from the date the Contract is issued. If at any time after a Contract has been in effect for ten years, the schedule of annuity purchase rates is modified, the modification is also guaranteed for ten years. A change in the schedule of annuity purchase rates used for annuity certain with 180 payments or less, as described above will apply only to amounts added to a Participant Account after the date of change. A change in any other schedule will apply to all amounts in a Participant Account.

                                OTHER INFORMATION

Misstatement of Age or Sex

If an annuitant's stated age or sex (except where unisex rates apply) or both are incorrect in the Certificate, we will change each benefit and the amount of each annuity payment to that which the total contributions would have bought for the correct age and sex. Also, we will adjust for the amount of any overpayments we have already made.


Sale of the Contract and Sales Commissions

Prudential Investment Management Services LLC ("PIMS"), a wholly-owned direct subsidiary of The Prudential, acts as the principal underwriter of the Contract. PIMS was organized in ____ under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. PIMS' principal business address is ____________________________. The Contract is sold by registered representatives of PIMS who are also authorized by state insurance department to do so. The maximum commission that will be paid to the representative is ___% of the contribution received, and the amount paid to the broker-dealer to cover both the individual representative's commission and other distribution expenses will not exceed __% of the purchase payment. In addition, trail commissions based on the size of the Contract may be paid. The representative may be required to return all of the first year commission if the Contract is not continued through the first year. Representatives who meet certain productivity, profitability, and persistency standards with regard to the sale of the Contract will be eligible for additional compensation.

Voting Rights

As stated above, all of the assets held in the Subaccounts of the Discovery Account are invested in shares of the corresponding Funds. Prudential is the legal owner of those shares and as such has the right to vote on any matter voted on at any shareholders meetings of the Funds. However, as required by law, Prudential votes the shares of the Funds at any regular and special shareholders meetings the Funds are required to hold in accordance with voting instructions received from Participants. The Funds may not hold annual shareholders meetings when not required to do so under the laws of the state of their incorporation or the Investment Company Act of 1940. Fund shares for which no timely instructions from Participants are received, and any shares owned directly or indirectly by Prudential, are voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Prudential to vote shares of the Funds in its own right, it may elect to do so.

Generally, Participants may give voting instructions on matters that would be changes in fundamental policies and any matter requiring a vote of the shareholders of the Funds. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Participants participating in such portfolios will vote separately on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

The number of Funds shares for which a Participant may give instructions is determined by dividing the portion of the value of the Participant Account derived from participation in a Subaccount, by the value of one share in the corresponding portfolio of the applicable Fund. The number of voters for which you may give Prudential instructions is determined as of the record date chosen by the Board of the applicable Fund. We furnish you with proper forms and proxies to enable you to give these instructions. We reserve the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations of interpretations of those regulations.

Prudential may, if required by state insurance regulations, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Prudential itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds' portfolios, provided that we reasonably disapprove such changes in accordance with applicable federal regulations. If we do disregard voting instructions, we will advise you of that action and our reasons for such action in the next annual or semi-annual report.

Substitution of Fund Shares

Although Prudential believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Funds may become unsuitable for investment by Contractholders and Participants. This may occur because of investment policy changes, tax law changes, the unavailability of shares for investment or at the discretion of Prudential. In that event, Prudential may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, will be required. Contractholders and Participants will be notified of such substitution.

Performance Information

Performance information for the Subaccounts may appear in advertising and reports to current and prospective Contractholders and Participants. Performance information is based on historical investment experience of the Funds, adjusted to take charges under the Contract into account, and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment over a stipulated period, and assume a surrender of the Contract at the end of the period. Total return quotations reflect changes in unit values and the deduction of applicable charges including any applicable withdrawal charges.

A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period.

The Money Market Subaccount may advertise its current and effective yield. Current yield reflects the income generated by an investment in the Subaccount over a specified seven-day period. Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested.

Reports or advertising may include comparative performance information, including, but not limited to: comparisons to market indices; comparisons to other investments; performance rankings; personalized illustrations of historical performance; and data presented by analysts or included in publications.

See Performance Information in the Statement of Additional Information for recent performance information.

Reports to Participants

Participants will be sent, at least annually, reports showing as of a specified date the number of units credited to them in the Subaccounts of the Discovery Account. Each Participant will also be sent semi-annual reports showing the financial condition of the Discovery Account and the Subaccounts with their corresponding Fund Portfolios, and the investment held in each.

State Regulation

Prudential is subject to regulation by the Department of Insurance of the State of New Jersey as well as by the insurance departments of all the other states and jurisdictions in which it does business. Prudential must file an annual statement in a form promulgated by the National Association of Insurance Commissioners. This annual statement is reviewed and analyzed by the New Jersey Department, which makes an independent computation of Prudential's legal reserve liabilities and statutory apportionments under its outstanding contracts. New Jersey law requires a quinquennial examination of Prudential to be made. Examination involves an extensive audit including, but not limited to, an inventory check of assets, sampling techniques to check the performance by Prudential of its contracts and an examination of the manner in which divisible surplus has been apportioned and distributed to policyholders and Contractholders. This regulation does not involve any supervision or control over the investment policies of the Subaccounts or over the selection of investments for them, except for verification of the compliance of Prudential's investment portfolio with New Jersey law.

The laws of New Jersey also contain special provisions which relate to the issuance and regulation of contracts on a variable basis. These laws set forth a number of mandatory provisions which must be included in contracts on a variable basis and prohibit such contracts from containing other specified provisions. No variable contract may be issued for delivery in New Jersey prior to the written acknowledgment by the Department of Insurance of its filing. The Department may initially disapprove or subsequently withdraw approval of any contract if it contains provisions which are "unjust, unfair, inequitable, ambiguous, misleading, likely to result in misrepresentation or contrary to law." Approval can also be withheld or withdrawn if sales are solicited by communications which involve misleading or inadequate descriptions of the provisions of the contract.

In addition to the annual statement referred to above, Prudential is required to file with New Jersey and other states a separate statement with respect to the operations of all its variable contracts accounts, in a form promulgated by the National Association of Insurance Commissioners.

Litigation

Prudential is engaged in routine litigation of various kinds which in its judgment is not of material importance in relation to its total assets.

Several actions have been brought against Prudential, on behalf of those persons who purchased life insurance policies based on complaints about sales practices engaged in by Prudential certain insurance companies affiliated with Prudential, and agents appointed by Prudential and such companies.

There is no litigation pending the outcome of which might have a material effect on the operations of the Discovery Account or The Prudential Series Fund.

Statement Of Additional Information

The contents of the Statement of Additional Information include:

OTHER INFORMATION CONCERNING THE DISCOVERY ACCOUNT                          PAGE
   Principal Underwriter...................................................
   Determination of Subaccount Unit Values.................................
   Performance Information.................................................
   Comparative Performance Information.....................................
   Financial Statement of the Discovery Account............................
   Financial Statements of the Prudential..................................

Additional Information

A registration statement has been filed with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

Further information, including the Statement of Additional Information prepared by Prudential, may also be obtained from Prudential without charge. The addresses and telephone numbers are set forth on the cover of this Prospectus.

Financial Statements

The consolidated financial statements of Prudential should be distinguished from the financial statements of the Account, and should be considered only as bearing upon the ability of Prudential to meet its obligations under the Contracts.

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION
                                   MAY 1, 1997
                                DISCOVERY SELECT
                        GROUP VARIABLE ANNUITY CONTRACTS
                                 ISSUED THROUGH

                      THE PRUDENTIAL DISCOVERY SELECT GROUP
                            VARIABLE CONTRACT ACCOUNT

The Prudential Insurance Company of America ("Prudential") offers the Discovery Select Group Variable Annuity Contracts for use in connection with retirement arrangements that qualify for federal tax benefits under Sections 401, 403(b), 408 or 457 of the Internal Revenue Code of 1986 (the "Code") and with non-qualified annuity arrangements on a continuous basis. Contribution to the Contract made on behalf of a Participant may be invested in one or more of the twenty-two Subaccounts of The Prudential Discovery Select Group Variable Contract Account as well as the Guaranteed Interest Account. Each Subaccount is invested in a corresponding Portfolio of The Prudential Series Fund, Inc., AIM Variable Insurance Funds, Inc., T. Rowe Price Equity Series, Inc., Janus Aspen Series, MFS Variable Insurance Trust, OCC Accumulation Trust and Warburg Pincus Trust.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus, dated May 1, 1997, which is available without charge upon written request to The Prudential Insurance Company of America, c/o Prudential Retirement Services, 30 Scranton Office Park, Moosic, PA 18507-1789, or by telephoning 1-800-458-6333.

                                TABLE OF CONTENTS

DEFINITIONS.............................................................
OTHER CONTRACT PROVISIONS...............................................
      Assignment........................................................
      Participation in Divisible Surplus................................
ADMINISTRATION..........................................................
PERFORMANCE INFORMATION.................................................
      Annual Average Total Return.......................................
      Non-Standard Total Return.........................................
      Performance Information...........................................
      Total Return......................................................
SALE OF CONTRACTS.......................................................
EXPERTS.................................................................
FINANCIAL STATEMENTS....................................................

                        The Prudential Insurance Company of America
                        c/o Prudential Retirement Services
                        30 Scranton Office Park
                        Moosic, PA 18507-1789
                        Telephone 1-800-458-6333

                                   DEFINITIONS

Contracts - The group variable annuity contracts described in the Prospectus and offered for use in connection with retirement arrangements that qualify for federal tax benefits under Sections 401, 403(b), 408 or 457 of the Internal Revenue Code and with non-qualified annuity arrangements.

Funds - The Portfolios of the Prudential Series Fund, Inc., AIM Variable Insurance Funds, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., Janus Aspen Series, MFS Variable Insurance Trust, Warburg Pincus Trust, and OCC Accumulation Trust available under the Contract.

Participant - A person who makes contributions, or for whom contributions have been made, and to whom they remain credited under the Contract.

Participant Account - An account established for each Participant to record the amount credited to the Participant under the Contract.

Participant Account Value - The dollar amount held in a Participant Account.

Prudential - The Prudential Insurance Company of America. "We," "us," or "our" means Prudential.

Prudential Discovery Select Group Variable Contract Account - A separate account of Prudential registered under the Investment Company Act of 1940 as a unit investment trust (the "Discovery Account"), invested through its Subaccounts in shares of the corresponding Funds.

Subaccount - A division of the Discovery Account, the assets of which are invested in shares of the corresponding Funds.

                            OTHER CONTRACT PROVISIONS

Assignment

Unless contrary to applicable law, the right to any payment under the Contract is neither assignable nor subject to the claim of any creditor.

Participation in divisible surplus

A mutual life insurance company differs from a stock life insurance company in that it has no stockholders who are the owners of the enterprise. Accordingly, a Contractholder of Prudential participates in the divisible surplus of Prudential, according to the annual determination of Prudential's Board of Directors as to the portion, if any, of the divisible surplus which has accrued on the Contract. In the case of the Contracts described in the prospectus, any surplus determined to be payable as a dividend is credited to Participants. No assurance can be given as to the amount of divisible surplus, if any, that will be available for distribution under these Contracts in the future.

                                 ADMINISTRATION

The assets of each Subaccount of the Discovery Account are invested in a corresponding Fund. The prospectus and the statement of additional information of each Fund describe the investment management and administration of that Fund. Subject to Prudential's supervision, all of the investment management services provided to the Prudential Series Fund, Inc. by Prudential are furnished by its wholly-owned subsidiary, The Prudential Investment Corporation ("PIC"), pursuant to the service agreement between Prudential and PIC (the "Service Agreement") which provides that Prudential will reimburse PIC for its costs and expenses. PIC is registered as an investment adviser under the Investment Advisers Act of 1940.

Prudential is responsible for the administrative and recordkeeping functions of the Discovery Account and pays the expenses associated with them. These functions include enrolling Participants, receiving and allocating contributions, maintaining Participant Accounts, preparing and distributing confirmations, statements, and reports. The administrative and recordkeeping expenses borne by Prudential include salaries, rent, postage, telephone, travel, legal, actuarial and accounting fees, office equipment, stationery and maintenance of computer and other systems.

Prudential is reimbursed for these administrative and recordkeeping expenses by the annual account charge and the daily charge against the assets of each Subaccount for administrative expenses.

A daily charge is made which is equal to an effective annual rate of 0.15% of the net value of the assets in each Subaccount. All of this charge is for administrative expenses not covered by the annual account charge. There is also an annual account charge for administrative expenses of not greater than $30 assessed against a Participant Account.

A withdrawal charge is also imposed on certain withdrawals from the Subaccounts and the Guaranteed Interest Account.

                             PERFORMANCE INFORMATION

Annual Average Total Return

The Discovery Account may advertise average annual total return information calculated according to a formula prescribed by the Securities and Exchange Commission ("SEC"). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period, giving effect to any withdrawal charge and all other charges and fees applicable under the Contract. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term "charges" for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of the specified period to the ending redeemable value at the end of the period according to the following formula:

     T = (ERV/C) 1/n - 1

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where C equals a hypothetical contribution of $1,000, and where n equals the number of years.

Non-Standard Total Return

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Discovery Account may present total return information computed on the same basis as the standardized method except that charges deducted from the hypothetical contribution will not include any withdrawal charge. Consistent with the long-term investment and retirement objectives of the Contract, this total return presentation assumes investment in the Contract continues beyond the period when the withdrawal charge applies. The total return percentage under this non-standardized method will be higher than that resulting from the standardized method.

The Discovery Account may also present actual aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Discovery Account for the specified period.

Performance Information

The tables below provide performance information for each Subaccount for specified periods ending December 31, 1996. For the periods prior to the date the Subaccounts commenced operations, performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as "hypothetical performance data"). This information does not indicate or represent future performance.

Total Return

Total returns quoted in sales literature or advertisements reflect all aspects of a Subaccount's return. Average annual returns are calculated by determining the growth or decline in value of a hypothetical historical investment in the Subaccount over a stated period of time, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline had been constant over the period. Contractholders and Participants should recognize that average annual returns represent averaged returns rather than actual year-to-year performance.

The respective Funds in which the Subaccounts invest had performance history prior to the Subaccounts' inception. Performance information covering those periods reflects a hypothetical performance as if the Funds were available under the Discovery Account at that time, using the charges applicable to the Contracts.

Table 1A below assumes a hypothetical investment of $1,000 at the beginning of the period via the Subaccount investing in the applicable Fund and withdrawal of the investment on 12/31/96. The rates thus reflect the mortality and expense risk fee, the withdrawal charge and a pro rata portion of the annual account charge.

TABLE 1 -- SUBACCOUNT STANDARDIZED "HYPOTHETICAL" AVERAGE
ANNUAL TOTAL RETURN

                                                                                   LIFE
                                        FUND        1 YEAR    3 YEARS   5 YEARS   OF FUND
                                        INCEPTION   ENDING    ENDING    ENDING    ENDING
                                        DATE       12/31/96  12/31/96  12/31/96  12/31/96
                                        ---------  --------  --------  --------  --------
THE PRUDENTIAL SERIES FUND
   Money Market Subaccount                ___         ___       ___       ___       ___
   Diversified Bond Subaccount            ___         ___       ___       ___       ___
   High Yield Bond Subaccount             ___         ___       ___       ___       ___
   Stock Index Subaccount                 ___         ___       ___       ___       ___
   Equity Income Subaccount               ___         ___       ___       ___       ___
   Equity Subaccount                      ___         ___       ___       ___       ___
   Prudential Jennison Subaccount         ___         ___       ___       ___       ___
   Global Subaccount                      ___         ___       ___       ___       ___
   Flexible Managed Subaccount            ___         ___       ___       ___       ___
   Conservative Balanced Subaccount       ___         ___       ___       ___       ___
   Government Income Subaccount           ___         ___       ___       ___       ___
AIM VARIABLE INSURANCE FUNDS,
INC
   AIM V.I. Growth and Income
   Subaccount                             ___         ___       ___       ___       ___
   AIM V.I. Value Subaccount              ___         ___       ___       ___       ___
JANUS ASPEN SERIES
   Growth Subaccount                      ___         ___       ___       ___       ___
   International Growth Subaccount        ___         ___       ___       ___       ___
MFS VARIABLE INSURANCE TRUST
   Emerging Growth Subaccount             ___         ___       ___       ___       ___
   Research Subaccount                    ___         ___       ___       ___       ___
OCC ACCUMULATION TRUST
   Managed Subaccount                     ___         ___       ___       ___       ___
   Small  Cap Subaccount                  ___         ___       ___       ___       ___
T. ROWE PRICE
   T. Rowe Price Equity Series, Inc.,
   Equity Income Subaccount               ___         ___       ___       ___       ___
   T. Rowe Price International Series,
   Inc., International Stock Subaccount   ___         ___       ___       ___       ___
WARBURG PINCUS TRUST
   Post-Venture Capital Subaccount        ___         ___       ___       ___       ___

Tables 2 and 3 below show annual average total return and cumulative total return, respectively, on the same assumptions as Table 1 except that the value in the Subaccount is not withdrawn at the end of the period or is withdrawn to affect an annuity. The rates of return shown below reflect the mortality and expense risk fee and a pro rata portion of the annual account charge.

TABLE 2 -- SUBACCOUNT "HYPOTHETICAL" AVERAGE TOTAL RETURN
ASSUMING NO WITHDRAWAL

                                                                                   LIFE
                                        FUND        1 YEAR    3 YEARS   5 YEARS   OF FUND
                                        INCEPTION   ENDING    ENDING    ENDING    ENDING
                                        DATE       12/31/96  12/31/96  12/31/96  12/31/96
                                        ---------  --------  --------  --------  --------
THE PRUDENTIAL SERIES FUND                ____       ____      ____      ____      ____
     Money Market Subaccount              ____       ____      ____      ____      ____
   Diversified Bond Subaccount            ____       ____      ____      ____      ____
   High Yield Bond Subaccount             ____       ____      ____      ____      ____
   Stock Index Subaccount                 ____       ____      ____      ____      ____
   Equity Income Subaccount               ____       ____      ____      ____      ____
   Equity Subaccount                      ____       ____      ____      ____      ____
   Prudential Jennison Subaccount         ____       ____      ____      ____      ____
   Global Subaccount                      ____       ____      ____      ____      ____
   Flexible Managed Subaccount            ____       ____      ____      ____      ____
   Conservative Balanced Subaccount       ____       ____      ____      ____      ____
   Government Income Subaccount           ____       ____      ____      ____      ____
AIM VARIABLE INSURANCE FUNDS, INC.
   AIM V.I. Growth and Income Subaccount  ____       ____      ____      ____      ____
   AIM V.I. Value Subaccount              ____       ____      ____      ____      ____
JANUS ASPEN SERIES
   Growth Subaccount                      ____       ____      ____      ____      ____
   International Growth Subaccount        ____       ____      ____      ____      ____
MFS VARIABLE INSURANCE TRUST
   Emerging Growth Subaccount             ____       ____      ____      ____      ____
   Research Subaccount                    ____       ____      ____      ____      ____
OCC ACCUMULATION TRUST
   Managed Subaccount                     ____       ____      ____      ____      ____
   Small  Cap Subaccount                  ____       ____      ____      ____      ____
T. ROWE PRICE
   T. Rowe Price Equity Series, Inc.,
       Equity Income Subaccount           ____       ____      ____      ____      ____
   T. Rowe Price International Series, Inc.,
       International Stock Subaccount     ____       ____      ____      ____      ____
WARBURG PINCUS TRUST
   Post-Venture Capital Subaccount        ____       ____      ____      ____      ____


TABLE 3 -- SUBACCOUNT "HYPOTHETICAL" CUMULATIVE TOTAL RETURN
ASSUMING NO WITHDRAWAL



                                                                                           LIFE
                                        FUND       YEAR TO   1 YEAR    3 YEARS   5 YEARS   OF FUND
                                        INCEPTION  DATE      ENDING    ENDING    ENDING    ENDING
                                        DATE       12/31/96  12/31/96  12/31/96  12/31/96  12/31/96
                                        ---------  --------  --------  --------  --------  --------
THE PRUDENTIAL SERIES FUND
   Money Market Subaccount               ___        ___       ___        ___       ___       ___
   Diversified Bond Subaccount           ___        ___       ___        ___       ___       ___
   High Yield Bond Subaccount            ___        ___       ___        ___       ___       ___
   Stock Index Subaccount                ___        ___       ___        ___       ___       ___
   Equity Income Subaccount              ___        ___       ___        ___       ___       ___
   Equity Subaccount                     ___        ___       ___        ___       ___       ___
   Prudential Jennison Subaccount        ___        ___       ___        ___       ___       ___
   Global Subaccount                     ___        ___       ___        ___       ___       ___
   Flexible Managed Subaccount           ___        ___       ___        ___       ___       ___
   Conservative Balanced Subaccounts     ___        ___       ___        ___       ___       ___
   Government Income Subaccount          ___        ___       ___        ___       ___       ___
AIM VARIABLE INSURANCE FUNDS, INC.
   AIM V.I. Growth and Income Subaccount ___        ___       ___        ___       ___       ___
   AIM V.I. Value Subaccount             ___        ___       ___        ___       ___       ___
JANUS ASPEN SERIES
   Growth Subaccount                     ___        ___       ___        ___       ___       ___
   International Growth Subaccount
MFS VARIABLE INSURANCE TRUST
   Emerging Growth Subaccount            ___        ___       ___        ___       ___       ___
   Research Subaccount                   ___        ___       ___        ___       ___       ___
OCC ACCUMULATION TRUST
   Managed Subaccount                    ___        ___       ___        ___       ___       ___
   Small  Cap Subaccount                 ___        ___       ___        ___       ___       ___
T. ROWE PRICE
    T. Rowe Price Equity Series, Inc.,
      Equity Income Subaccount           ___        ___       ___        ___       ___       ___
    T. Rowe Price International Series, Inc.,
      International Stock Subaccount     ___        ___       ___        ___       ___       ___
WARBURG PINCUS TRUST
    Post-Venture Capital Subaccount      ___        ___       ___        ___       ___       ___


SALE OF THE CONTRACTS

Prudential offers the Contracts on a continuous basis through Corporate Office, regional home office and group sales office employees in those states in which the Contracts may be lawfully sold. It may also offer the Contracts through licensed insurance brokers and agents, or through appropriately registered direct or indirect subsidiary(ies) of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

EXPERTS

The consolidated financial statements and schedules appearing in this SAI and registration statement have been audited by Price Waterhouse LLP, independent auditors, at ___________, to the extent indicated in their report thereon, also appearing elsewhere herein and in the registration statement. Such consolidated financial statements and schedules have been included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

As of the date of this SAI, the Discovery Account had not yet commenced operations, had no assets or liabilities and no income. Accordingly, it has no financial statements for prior periods.

The consolidated financial statements and schedules of Prudential which are included in this SAI, should be considered only as bearing on the ability of Prudential to meet its obligations under the Contracts. The consolidated financial statements and schedules of Prudential are presented in accordance with generally accepted accounting principles.

                                     PART C

                                OTHER INFORMATION

                                     PART C
                                OTHER INFORMATION

Item 24.    Financial statements and Exhibits

      (a)   The following financial statements are included in Part B:

      Financial Statements of Registrant - The Prudential Discovery Variable Contract Account.

      Financial Statements of Depositor - The Prudential Insurance Company of America.

      (b)   Exhibits

            1. Resolution adopted by the Board of Directors of The Prudential Insurance Company of America on February 11, 1997 establishing the Prudential Discovery Select Group
                  Variable Contract Account (the "Discovery Account").*

            2.    Not applicable.

            3(a). Principal Underwriting Contract.*

            3(b). Broker-dealer sales agreement.*

            4(a). Form of Group Annuity Contract for The Prudential Insurance
                  Company of America.*

            5(a). Not applicable.

            5(b). Form of Participant enrollment form (including acknowledgment of restrictions on redemption imposed by I.R.C. Section 403(b)).*

            6. Copy of certificate of incorporation and by-laws of The Prudential Insurance Company of America.*

            7.    Not applicable.

            8(a). Participation Agreement between The Prudential Insurance
                  Company of America and The Prudential Series Fund, Inc.*

            8(b). Participation Agreement between The Prudential Insurance
                  Company of America and AIM Variable Insurance Funds, Inc.*

            8(c). Participation Agreement between The Prudential Insurance
                  Company of America and T. Rowe Price Equity Series, Inc.*

            8(d). Participation Agreement between The Prudential Insurance
                  Company of America and Janus Aspen Series.*
----------
*  To be filed by amendment.

            8(e). Participation Agreement between The Prudential Insurance
                  Company of America and MFS Variable Insurance Trust.*

            8(f). Participation Agreement between The Prudential Insurance
                  Company of America and OCC Accumulation Trust.*

            8(g). Participation Agreement between The Prudential Insurance
                  Company of America and Warburg Pincus Trust.*

            9.    Consent and opinion of _______________, _______________, The
                  Prudential Insurance Company of America, as to the legality of the securities being registered.*

            10(a).Consent of Price Waterhouse, LLP, Independent Auditors.*

            10(b).Powers of Attorney.

            11.   Not applicable.

            12.   Not applicable.

            13.   Schedule for Computation of Performance Quotations.*


Item 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following list contains the officers and directors of The Prudential Insurance Company of America ("Prudential") who are engaged directly or indirectly in activities relating to the Discovery Account as well as the Contracts. The list also shows Prudential's executive officers.

Name and Address                    Positions and Offices with Prudential

[Information to be provided by Amendment.]


Item 26. Persons Controlled by or Under Common Control with Prudential or the Discovery Account

The Discovery Account is a separate account of Prudential and may be deemed to be controlled by Prudential although Prudential will follow voting instructions of Participants with respect to voting on certain important matters requiring a vote of Participants.

The following chart indicates the persons controlled or under common control with Prudential and the Discovery Account:

[Information to be provided by Amendment.]

----------
*  To be filed by amendment.

Item 27.    Number of Contractholders

Not applicable.

Item 28.    Indemnification

The Prudential Directors' and Officers' Liability and Corporation Reimbursement Insurance Program, purchased by Prudential from Aetna Casualty & Surety Company, CNA Insurance Companies, Lloyds of London, Great American Insurance Company, Reliance Insurance Company, Corporate Officers & Directors Assurance Ltd., A.C.E. Insurance Company, Ltd., XL Insurance Company, Ltd., and Zurich-American Insurance Company, provides reimbursement for "Loss" (as defined in the policies) which the Company pays as indemnification to its directors or officers resulting from any claim for any actual or alleged act, error, misstatement, misleading statement, omission, or breach of duty by persons in the discharge of their duties in their capacities as directors or officers of Prudential, any of its subsidiaries, or certain investment companies affiliated with Prudential. Coverage is also provided to the individual directors or officers for such Loss, for which they shall not be indemnified. Loss essentially is the legal liability on claims against a director or officer, including adjudicated damages, settlements and reasonable and necessary legal fees and expenses incurred in defense of adjudicatory proceedings and appeals therefrom. Loss does not include punitive or exemplary damages or the multiplied portion of any multiplied damage award, criminal or civil fines or penalties imposed by law, taxes or wages, or matters which are uninsurable under the law pursuant to which the policies are construed.

There are a number of exclusions from coverage. Among the matters excluded are Losses arising as the result of (1) claims brought about or contributed to by the criminal or fraudulent acts or omissions or the willful violation of any law by a director or officer, (2) claims based on or attributable to directors or officers gaining personal profit or advantage to which they were not legally entitled, and (3) claims arising from actual or alleged performance of, or failure to perform, services as, or in any capacity similar to, an investment adviser, investment banker, underwriter, broker or dealer, as those terms are defined in the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940, the Investment Company Act of 1940, any rules or regulations thereunder, or any similar federal, state or local statute, rule or regulation.

The limit of coverage under the Program for both individual and corporate reimbursement coverage is $150,000,000. The retention for corporate reimbursement coverage is $10,000,000 per loss.

The relevant provisions of New Jersey law permitting or requiring indemnification, New Jersey being the state of organization of Prudential, can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Prudential's by-law 26, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit (8)(ii) to this Registration Statement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29.    Principal Underwriter

      (a) Prudential Investment Management Services LLC ("PIMS") an indirect wholly owned subsidiary of Prudential, acts as the principal underwriter for the registrant and also for The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Contract Account-11, which are registered as open-end management investment companies under the Investment Company Act of 1940. It also acts as principal underwriter for The Prudential Variable Contract Account-24 and The Prudential Variable Contract GI-2, which are registered as unit investment trusts under the Investment Company Act of 1940.

      (b)(1)The following table sets forth certain information regarding the officers and directors of PIMS:

            Name and Principal Business             Position and Offices
            Address                                 with Underwriter
            ---------------------------             --------------------
            E. Michael Caulfield*                   President

            Jeffrey Hiller*                         Vice President, Chief
                                                    Operating Officer and
                                                    Chief Compliance Officer

            Michael Williamson*                     Vice President,
                                                    Chief Financial Officer and
                                                    Comptroller

            Carl L. McGuire*                        Vice President

            James J. Toma*                          Vice President

            Michael T. Dorsey*                      Secretary and
                                                    Chief Legal Officer

            C. Edward Chapin*                       Treasurer

            Kim E. Forrester*                       Assistant Comptroller

            Mary L. Cavanaugh*                      Assistant Secretary

           * Principal business address is _____________________________.

      c)
            Name of      Net Underwriting
            Principal    Discounts and      Compensation     Brokerage
            Underwriter  Commissions        on Redemption    Commissions
            -----------  ----------------   -------------    -----------
            Not applicable.

Item 30.    Location of Accounts and Records

The names and addresses of the persons who maintain physical possession of the accounts, books and documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are:

    The Prudential Insurance Company of America and The Prudential Investment Corporation
    Prudential Plaza
    Newark, New Jersey 07102-3777

    The Prudential Insurance Company of America and The Prudential Investment Corporation
    Gateway Buildings Two, Three and Four
    100 Mulberry Street
    Newark, New Jersey 07102

    The Prudential Insurance Company of America and
    The Prudential Investment Corporation
    56 North Livingston Avenue
    Roseland, New Jersey 07088

    The Prudential Retirement Insurance Company of America
    c/o Prudential Retirement Services
    30 Scranton Office Park
    Moosic, Pennsylvania 18507-1789

    The Prudential Insurance Company of America
    c/o The Prudential Asset Management Company, Inc.
    71 Hanover Road
    Florham Park, New Jersey 07932

    Investors Fiduciary Trust Company
    127 West 10th Street
    Kansas City, Missouri 64105

Item 31.    Management Services

None

Item 32.    Undertakings

The Registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted, unless otherwise permitted.

(b) to include either (1) as part of any enrollment form to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Prudential Insurance Company of America hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential Insurance Company of America."

                                403(b) ANNUITIES

      The Registrant intends to rely on the no-action response dated November 28, 1988, from Ms. Angela C. Goelzer of the Commission staff to the American Council of Life Insurance concerning the redeemability of Section 403(b) annuity contracts and the Registrant has complied with the provisions of paragraphs
(1)-(4) thereof.

                                    TEXAS ORP

      The Registrant intends to offer Contracts to Participants in the Texas Optional Retirement Program. In connection with that offering, Rule 6c-7 of the Investment Company Act of 1940 is being relied upon and paragraphs (a)-(d) of that Section will be complied with.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this Registration Statement to be signed on their behalf, in the City of Newark, and the State of New Jersey on this 12th day of March, 1997.

                             The Prudential Discovery Variable Contract Account
                                  (Registrant)

                                By: The Prudential Insurance Company of America
                                   (Depositor)

                                    By: ___________________________

                                        ---------------------------
                                        (Signature and Title)

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                            TITLE                         DATE

*/s/ ARTHUR F. RYAN           Chairman of the Board,           March 12, 1997
-------------------------     President and Chief
Arthur F. Ryan                Executive Officer

*/s/ GARNETT L. KEITH, JR.    Vice Chairman and Director       March 12, 1997
-------------------------
Garnett L. Keith, Jr.

*/s/ MARK B. GRIER            Senior Vice President            March 12, 1997
--------------------------    and Comptroller and
Mark B. Grier                 Principal Financial
                              Officer

*/s/ FRANKLIN E. AGNEW        Director                         March 12, 1997
-------------------------
Franklin E. Agnew

*/s/ FREDERIC K. BECKER       Director                         March 12, 1997
-------------------------
Frederic K. Becker

*/s/ WILLIAM W. BOESCHENSTEIN Director                         March 12, 1997
-------------------------
William W. Boeschenstein

*/s/ LISLE C. CARTER, JR.     Director                         March 12, 1997
-------------------------
Lisle C. Carter, Jr.

*/s/ JAMES G. CULLEN          Director                         March 12, 1997
-------------------------
James G. Cullen

*/s/ CAROLYNE K. DAVIS        Director                         March 12, 1997
-------------------------
Carolyne K. Davis

*/s/ ROGER A. ENRICO          Director                         March 12, 1997
-------------------------
Roger A. Enrico

*/s/ ALLAN D. GILMOUR         Director                         March 12, 1997
-------------------------
Allan D. Gilmour

*/s/ WILLIAM H. GRAY, III     Director                         March 12, 1997
-------------------------
William H. Gray, III

*/s/ JON F. HANSON            Director                         March 12, 1997
-------------------------
Jon F. Hanson

*/s/ CONSTANCE J. HORNER      Director                         March 12, 1997
-------------------------
Constance J. Horner

*/s/ ALLEN F. JACOBSON        Director                         March 12, 1997
-------------------------
Allen F. Jacobson

*/s/ BURTON G. MALKIEL        Director                         March 12, 1997
-------------------------
Burton G. Malkiel

                              Director                      February __, 1997
-------------------------
Charles R. Sitter

                              Director                      February __, 1997
-------------------------
Donald L. Staheli

*/s/ RICHARD M. THOMSON       Director                         March 12, 1997
-------------------------
Richard M. Thomson

*/s/ JAMES A. UNRUH           Director                         March 12, 1997
-------------------------
James A. Unruh

*/s/ P. ROY VAGELOS, M.D.     Director                         March 12, 1997
-------------------------
P. Roy Vagelos, M.D.

*/s/ STANLEY C. VAN NESS      Director                         March 12, 1997
-------------------------
Stanley C. Van Ness

*/s/ PAUL A. VOLCKER          Director                         March 12, 1997
-------------------------
Paul A. Volcker

*/s/ JOSEPH H. WILLIAMS       Director                         March 12, 1997
-------------------------
Joseph H. Williams

                                    *By: /s/ PETER T. SCOTT
                                    -------------------------
                                    (Attorney-in-Fact)